

MEASURING UP

WAUSAU-MOSINEE ANNUAL REPORT 2002

MEASURING UP

Retail product shipments continued to grow, increasing 27 percent in 2002 despite challenging industry conditions.



TONS
40,000
30,000
20,000
10,000
0
15,700
20,100
29,500
31,800
40,400
1998
1999
2000
2001
2002

FINANCIAL HIGHLIGHTS (IN THOUSANDS)

	2002	2001	2000
Net sales	$391,240	$392,026	$395,992
Operating profit	$ 31,600	$ 25,750	$ 19,911

STRATEGIC PRIORITIES

- Identify new-product opportunities by monitoring market trends and customer needs
- Identify ongoing sources of competitive advantage in service and distribution
- Sustain growth in the retail market segment by emphasizing product innovation and service supported by strong distribution capabilities
- Build upon leadership position in the economical segment of the text and cover market
- Maintain emphasis on cost reduction and operational efficiencies

MEASURING UP

47 percent of 2002 revenue came from new products introduced within the past three years.



25%
47%
TARGET
ACTUAL

FINANCIAL HIGHLIGHTS (IN THOUSANDS)

	2002	2001	2000
Net sales	$348,990	$354,181	$408,979
Operating loss	$ (1,811)	$ (9,417)	$ (11,689)*

** Includes $22.3 million in restructuring charges related to the May 2000 closure of the Sorg Paper Company mill.*

STRATEGIC PRIORITIES

- Enhance market leadership by anticipating market trends and new-product requirements
- Focus product development resources on high-potential market niches
- Utilize knowledge of barrier technology to enter new markets
- Maintain emphasis on responsive customer service
- Drive significant cost reduction while improving production efficiencies

MEASURING UP

Shipments grew more than 5 percent last year – while the industry grew less than 3 percent – thanks to new-product introductions, market growth on the West Coast, and commitment to customer service.



PERCENT GROWTH
TOWEL & TISSUE GROWTH
INDUSTRY GROWTH
12
8
4
0
-4
13%
10%
4%
7%
5%
1998
1999
2000
2001
2002

FINANCIAL HIGHLIGHTS (IN THOUSANDS)

	2002	2001	2000
Net sales	$208,468	$197,522	$185,953
Operating profit	$ 27,411	$ 25,294	$ 19,630

STRATEGIC PRIORITIES

- Strengthen Bay West's reputation for industry-leading customer service
- Continue marketing emphasis on proprietary controlled-use dispensing equipment that utilizes only Bay West paper products
- Leverage long-term business relationships with distributors to introduce product-line extensions
- Maintain attractive margins through product differentiation and ongoing focus on cost reduction and improved production efficiencies

PRINTING & WRITING GROUP



PRODUCTS

Printing, writing, and imaging papers (sold under Wausau Papers®)

- Papers used for printed documents such as annual reports, résumés, and greeting cards (brands include Astrobrights®, Astropaque™, Royal and Professional Series®)

Specialty packaging products (sold under Mosinee Converted Products)

- Moisture barrier laminated roll wrap, which protects rolls of paper durin storage and shipment

DISTRIBUTION

Printing, writing, and imaging papers primarily sold in sheet form to:

- Paper distributors who sell to commercial printers, in-plant print shops, quick printers, and copy centers
- Retailers such as office supply stores
- Converters for the greeting card and announcement industry

SPECIALTY PAPER GROUP



PRODUCTS

Industrial papers with unique performance characteristics

- High performance release liners used to label consumer products, like shampoo and deodorant
- Grease-resistant protective barrier paper for pet food, microwave popcorn, and quick-service restaurant packaging
- Lightweight paper for sterilized medical packaging
- Creped tape backing paper for masking tape
- Interleaver paper used in processing steel and to protect polished steel
- Coating and laminating base papers for composite can labeling and liner applications

DISTRIBUTION

Sold directly to manufacturers and converters that serve various industries, including consumer products, food service, automotive, and metals

TOWEL & TISSUE GROUP


DublSoft

PRODUCTS

Paper towel and tissue, soap, and dispensing systems for the "away-from-home" market (sold under Bay West®)

- DublSoft®, EcoSoft™, and Dubl-Tough® brands
- Wave'n Dry® (touch-free controlled-usage toweling cabinet) and Silhouette™ (controlled-use and universal towel, tissue, and soap dispensers)

DISTRIBUTION

Sold to paper and sanitary supply distributors that serve:

- Restaurants, theme parks, airports, and hotels
- Health service facilities and office buildings
- Factories and other commercial and industrial locations

WAUSAU·MOSINEE

PAPER CORPORATION

Wausau·Mosinee is a leading producer of a broad range of fine printing and writing, specialty, and towel and tissue papers. Our operations are organized into three groups: the Printing & Writing Group produces printing and writing papers and specialty packaging products, the Specialty Paper Group produces a wide variety of technical specialty papers, and the Towel & Tissue Group produces a broad line of "away-from-home" towel and tissue products. Our 10 production facilities are located in Wisconsin, Kentucky, New Hampshire, Ohio, Maine, and Mississippi.

2002 FINANCIAL HIGHLIGHTS

(ALL DOLLAR AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)

OPERATIONS	2002	2001
Net sales	$948,698	$943,729
Earnings before income taxes	36,618	14,143
Net earnings	23,068	8,913
Depreciation, amortization, and depletion	60,624	60,948
Cash provided by operating activities	76,269	103,866
Additions to plant and equipment	19,201	29,791

FINANCIAL CONDITION	2002	2001
Cash and cash equivalents	$ 23,383	$ 12,010
Working capital	118,398	101,724
Property, plant, and equipment (net)	597,979	634,928
Long-term debt	162,763	192,264
Stockholders' equity	355,948	364,855
Total assets	873,757	892,008

SHAREHOLDER DATA	2002	2001
Per share of common stock:		
Net earnings – basic and diluted	$ 0.45	$ 0.17
Cash dividends declared	0.34	0.34
Stockholders' equity	6.91	7.09
Approximate number of shareholders as of 2/20/03 and 2/21/02	10,000	10,300



THOMAS J. HOWATT
President and Chief Executive Officer

TO OUR SHAREHOLDERS

2002 was a year of substantial progress for Wausau·Mosinee Paper Corporation despite a backdrop of continuing economic difficulty.

Excess industry capacity, coupled with declining demand in most business segments, resulted in fierce competition that drove selling prices lower and further pressured already weak margins. Despite this environment, our disciplined focus on new-product development, cost-effective operations, and benchmark customer service allowed us to more than double earnings over prior-year levels and extend our trend of year-over-year earnings gains to six consecutive quarters.

Most encouraging, operating profits improved across all three of our business groups for the year, with our Specialty Paper Group returning to profitability over the second half of the year. These successes have been achieved through an intense and disciplined focus on those aspects of our business that are most within our control.

Measuring Our Success

In 2001, we laid the foundation for a series of internal initiatives that have helped us maintain and improve profitability despite difficult industry conditions. In 2002, we sharpened our focus on three critical categories: new-product development, operational excellence, and benchmark customer service. And we've measured impressive gains in all three areas.

New-product development

Our goal is to generate at least 25 percent of revenue from products introduced within the previous three years. We handily surpassed that goal in 2002, reaching an overall average of 32 percent across the company. Significantly, our increased revenue from new products is an important contributor to our gains in market share in each of our businesses.

Operational excellence

Our ongoing focus on productivity, cost control, and effective capital utilization enabled us to bring the benefits of increased market share to the bottom line. This year we established a corporate goal of improving the production efficiencies of our mills by 2 percent. Our actual increase of 2.7 percent helped us produce approximately 20,000 tons of additional product compared with prior-year levels. And our continuing focus on judicious use of capital resources resulted in inventory reductions of $32 million over the past two years as well as 2002 capital spending of less than $20 million, or one-third our rate of depreciation.

Customer service

Benchmark customer service remains the foundation of our business success. During the year, we recorded improvements in such key customer service metrics as product quality, delivery time, and order fill rates – and our customers continue to tell us that our service levels set the standard for the industry.

Our 2002 earnings more than doubled over 2001 levels, despite challenging business conditions.

Let's take a look at how each of our businesses measured its success throughout the year.

Printing & Writing Fueled by New Products

Our Printing & Writing Group posted strong operating profits, up 23 percent despite an unprecedented third consecutive year of falling uncoated free-sheet demand, thanks to new-product introductions as well as gains in operational efficiency.

During the first half of 2002, Printing & Writing introduced a new line of bright, white papers for both commercial and small- and home-office use. Our new Astropaque™ premium white opaque paper has been well-received by commercial printers. Since Astropaque offers premium quality at a more economical price, some customers have begun to use this paper as their standard grade. The success of this new line helped the volume of our higher-margin premium papers increase 5 percent during the year despite a decline in overall market demand for text, cover, and premium grades.

Likewise, our new Premium White retail product – a bright, heavy sheet that performs well in all kinds of printers and photocopiers – has sold well to small- and home-office users. And our entire consumer products business enjoyed phenomenal growth this year, increasing total shipments by 27 percent.

All of our Printing & Writing facilities made significant gains in operational excellence. Our Brokaw mill achieved near-record productivity in the face of a difficult operating environment, and Mosinee Converted Products substantially increased throughput without increasing labor costs.

Specialty Paper Group Returns to Profitability

Following an extremely difficult business environment in 2001 and early 2002, our Specialty Paper Group returned to profitability in the third and fourth quarters of 2002, thanks to several successful new-product introductions and intense cost-reduction efforts. In addition, total shipments and gross margin both increased over 2001 levels despite a sharp decrease in demand throughout the industry as well as declines in average selling price.

Significant new products include FLEXCAL™, a barrier packaging paper made with a flexible clay coating that is well-suited for printing applications, and light-colored packaging papers targeted at the growing fast-food and convenience-food markets. In addition, our High Performance Liner (HPL) paper, first launched in late 2000, has far exceeded our expectations. HPL shipments surpassed our 2002 goals, and production is now at full capacity. The success of this product has helped capture significant additional market share.

WE'VE REDUCED OUR INVENTORIES BY 21 PERCENT OVER THE LAST TWO YEARS, FREEING $32 MILLION IN CASH.

The Specialty Paper Group launched an intense midyear cost-reduction initiative in 2002, which partially offset lower average selling price and significantly improved gross margin. Specific efforts at our Rhinelander and Mosinee mills – such as increasing paper machine efficiency and reducing accident rates – contributed to an overall increase in productivity of more than 3 percent within the Specialty Paper Group.

Towel & Tissue Grows Faster Than the Industry

Our Towel & Tissue Group again outperformed the industry, increasing shipments by 5 percent compared with industry growth of less than 3 percent. Gross profit margin remained relatively stable throughout the year, boosted by gains in productivity and sales volume. Success with each of our internal initiatives contributed to this performance.

Most notable was the success of our new West Coast distribution center, serving California, Arizona, and Nevada. This new facility has enabled us to reduce order-to-delivery time by more than 50 percent and to increase shipments by more than 10 percent in this region. In addition to providing excellent customer service, our Towel & Tissue business differentiates itself in the marketplace through new-product development. Some of the new products launched this year include private-label offerings as well as several new controlled-use towel dispensers to complement our industry-leading Wave'n Dry® hands-free dispenser line.

Finally, our Towel & Tissue facilities posted strong increases in productivity. Our Middletown paper mill and Harrodsburg converting plant both achieved record productivity for a second consecutive year.

Looking Ahead – Progress Through Internal Initiatives

While we continue to watch for improvement in our end markets, we see few signs of the long-awaited turnaround in the economy. And despite numerous facility closures over the past several years, the paper industry is still faced with excess capacity. As a result, our approach will be to continue our focus on issues within our control: new-product development to drive sales growth and position our businesses in attractive market segments, operational excellence to drive further cost reductions and margin improvements, and benchmark customer service to differentiate ourselves from the competition and maintain our loyal customer base.

We look forward to reporting further progress at this time next year.

Thomas J. Howatt

THOMAS J. HOWATT
President and Chief Executive Officer

fig.01

REVENUE FROM NEW PRODUCTS


29%
47%
14%
32%
PRINTING & WRITING GROUP
SPECIALTY PAPER GROUP
TOWEL & TISSUE GROUP
WAUSAU-MOSINEE AVERAGE

New-product development helps drive future sales. During 2002, approximately 32 percent of revenue came from products introduced within the past three years.

VOLUME

{ VOLUME OF NEW PRODUCTS FUELS PROFIT }

Because anticipating the needs of our customers for innovative, useful products is a primary way that we fuel profit, we've made revenue from new-product development one of our key metrics. A good example of how new products can drive sales lies in our Printing & Writing Group, which launched a variety of bright, white papers for both commercial printers and the small- and home-office market.

For commercial printers, we designed our new Astropaque™ line to be the best white opaque product of its kind; it seems to make printed ink jump off the page. This superbright, premium white opaque paper can be used for a variety of print jobs – from annual reports and catalogs to letterhead and envelopes – but it costs less than the fine text and cover papers that are usually used for these types of jobs. Astropaque paper has been so well-received by commercial printers and small print shops that several have begun to stock this paper as their standard grade. Sales from this product have exceeded our expectations.

Our new Premium White paper does for small- and home-office users what our Astropaque paper does for commercial printers. This superbright sheet is ideal for laser and inkjet printers, photocopiers, color copiers, and even small offset presses. In just a few months, this Premium White paper generated several thousand tons of sales volume and helped our consumer product shipments increase by 27 percent in 2002.

New products also help drive sales in our other businesses. For example, our Specialty Paper Group just launched a unique brand of barrier packaging, called FLEXCAL™, with a flexible clay coating that is ideal for printing. FLEXCAL helps prevent unsightly cracking and peeling on packages (like pet food bags) due to shipping, handling, and prolonged storage, so packages continue to look new. Sales from this new product are expected to more than double in 2003.

Our Towel & Tissue Group launched five new towel dispensers, including a new mechanical hands-free version that complements our Wave'n Dry® electronic hands-free dispenser. The mechanical dispenser, developed at the request of our distributors, strengthens our strategy of being a one-stop shop for towel and tissue products. Sales of this new dispenser already account for more than 21 percent of our total proprietary roll-towel dispenser sales.





8

fig.02

PRODUCTIVITY IMPROVEMENT


2%
2.7%
CORPORATE GOAL
ACTUAL IMPROVEMENT

Small productivity improvements mean thousands of additional tons produced. We improved productivity, or machine output, by 2.7 percent in 2002, exceeding our corporate goal of 2 percent.

PRODUCTIVITY

{ DRIVING PRODUCTIVITY UP, COSTS DOWN }

Our constant focus on maximizing productivity and minimizing costs is an important factor in improving profitability. We achieve this by constantly measuring the elements that contribute to productivity – such as machine efficiency, tons of goods produced, and accident rates.

Improved productivity makes us better able to seize new business opportunities. A noteworthy example is the solid productivity gain made by Specialty Paper's Mosinee mill as it was revamping its pulp-producing capabilities to pursue a profitable new niche.

The mill, which traditionally produced brown papers from natural pulp, identified a unique opportunity to supply white and colored lightweight packaging papers for the booming fast-food and convenience-food markets. The challenge was to scale back pulp operations, convert machines, and drive out costs so that the facility could produce these light-colored, higher-margin grades while still producing profitable brown grades. Within three months, teams of managers and employees found ways to meet this challenge. The pulp facility was successful in decreasing production costs by more than 12 percent during these three months, while the paper mill increased production by 3 percent during the year, setting a new record.

Towel & Tissue's Harrodsburg facility also posted substantial improvements in productivity. Accident rates, already at low levels, decreased by an additional 50 percent. Finished-goods shipments set new records during the year, increasing 5 percent over last year's levels. And total machine efficiency, measured by uptime and output, increased more than 8 percent this year.

Simple equipment updates can make a big difference too. Printing & Writing's Groveton mill installed an updated online scanner on one of its machines that can measure the quality of paper being produced and immediately alert the operator to any problems. This real-time feedback will save about three tons of waste per day and decrease the time needed to switch paper grades by about 20 percent, resulting in more than $300,000 in savings per year.

Often our best ideas for minimizing costs come from employees. Both Specialty Paper and Printing & Writing developed a new employee-idea program this year to help reduce or eliminate operational costs. Through focusing on specific cost categories – such as raw materials, overhead, fuel, and repairs – our employees identified more than 1,500 ideas that will be implemented by the middle of 2003.

fig.03

SPEEDY DELIVERY


+10%
TODAY
PREVIOUSLY
0 1 2 3 4 5 6 7 8 9 10
NUMBER OF DAYS TO DELIVERY

Thanks to our new West Coast distribution center, our Towel & Tissue Group has reduced delivery time to distributors in California, Nevada, and Arizona by several days. As a result, shipments to these three states grew 10 percent during the year.

TIME

{ SAVING TIME MEANS SAVING MONEY }

Perhaps the best example of how time equals money is our new Towel & Tissue distribution center on the West Coast, which has helped to better serve customers and grow market share in that region. One way that our Towel & Tissue Group differentiates itself in the competitive "away-from-home" market is by offering the industry's best customer service; this initiative makes Towel & Tissue an even stronger competitor.

Located outside of Los Angeles, our new distribution center has reduced order-to-delivery time to our distributors in Arizona, Nevada, and California by at least four days. Deliveries from our distribution center in Kentucky used to take seven to 10 days; now our distributors receive products in 72 hours or less.

That has made us more competitive in West Coast markets, and as a result, shipments have grown 10 percent in this three-state region over the past year. (Overall, Towel & Tissue's shipments grew an average of 5 percent while the industry grew less than 3 percent last year.)

Customer service involves more than just quickly filling orders. Sometimes it means going the extra mile to help customers solve problems and run their businesses more efficiently. When one of our customers suffered a major water leak that damaged several truckloads of roll wrap inventory, Mosinee Converted Products was called on a Thursday evening and quickly arranged for shipments to arrive on Saturday morning, keeping the mill running through the weekend.

Our Specialty Paper Group continues to pioneer programs that help our customers lower their buying costs. These creative programs, which save the customer money by reducing on-hand raw material quantities, include vendor-managed inventory, local warehousing, and just-in-time inventory. For several of our larger customers, we have created "rolling inventory" arrangements – continuous shipments to the customer that are used immediately upon arrival, reducing inventory requirements, warehousing costs, and handling charges.


BAY WEST
USDOT 738469
HARRODSBURG, KY


Los Angeles
WAUSAU-MOSINEE DISTRIBUTION NETWORK
MANUFACTURING AND DISTRIBUTION CENTERS
PRINTING & WRITING GROUP
SPECIALTY PAPER GROUP
TOWEL & TISSUE GROUP



Jay
Groveton
Rhinelander
Wausau
Mosinee
Appleton
Columbus
Middletown
Harrodsburg
Jackson
Dallas/Fort Worth

2002 FINANCIAL REVIEW

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS

This report contains certain of management's expectations and other forward-looking information regarding the Company pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. While the Company believes that these forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and all such statements involve risk and uncertainties that could cause actual results to differ materially from those contemplated in this report. The assumptions, risks, and uncertainties relating to the forward-looking statements in this report include general economic and business conditions, changes in the prices of raw materials or energy, competitive pricing in the markets served by the Company as a result of economic conditions, overcapacity in the industry and the demand for paper products, manufacturing problems at Company facilities and various other risks and assumptions. These and other assumptions, risks, and uncertainties are described under the caption "Cautionary Statement Regarding Forward-Looking Information" in Item 1 of the Company's Annual Report on Form 10-K for the year ended December 31, 2002, and from time to time, in the Company's other filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States which require the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and revenues and expenses during the periods reported. Actual results could differ from those estimates. The Company believes the following are the accounting policies which could have the most significant effect on the Company's reported results and require subjective or complex judgments by management.

SALES RETURNS AND ALLOWANCES

The Company maintains reserves for expected returns and allowances based on return practices and historical experience. Reserves for returns and allowances may need to be adjusted if actual sales returns differ from estimates.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company records allowances for doubtful accounts based upon customer-specific analysis and general matters such as current assessment of past-due balances. Additional allowances for doubtful accounts may be required if there is an increase in past-due balances or for customer-specific circumstances, such as financial difficulty. During 2002, the Company wrote off previously recorded allowances and related customer receivables for approximately $2.5 million upon determination that these balances were uncollectible. The allowance for doubtful accounts was $2.4 million and $4.7 million at December 31, 2002, and 2001, respectively.

EXCESS AND OBSOLETE INVENTORY

The Company records allowances for excess and obsolete inventory based on historical and estimated future demand and market conditions. Additional inventory allowances may be required if future demand or market conditions are less favorable than the Company has estimated.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company evaluates the recoverability of the carrying amount of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. The Company uses judgment when applying the impairment rules to determine when an impairment test is necessary. Factors the Company considers which could trigger an impairment review include significant underperformance relative to historical or forecasted operating results, a significant decrease in the market value of an asset, a significant change in the extent or manner in which an asset is used, and significant negative or industry trends.

Impairment losses are measured as the amount by which the carrying value of an asset exceeds its estimated fair value. The Company is required to make estimates of its future cash flows related to the asset subject to review. These estimates require assumptions about demand for the Company's products, future market conditions, and technological developments. Other assumptions include determining the discount rate and future growth rates. The Company did not have acquired goodwill or intangibles as of December 31, 2002, or 2001.

PENSION BENEFITS

Defined benefit pension costs and obligations are actuarially determined and are affected by assumptions including discount rate, the expected rate of return on plan assets, and assumed annual rate of compensation increase for plan employees, among other factors. Changes in discount rate and differences from actual results for each assumption will affect the amount of pension expense recognized in future periods. Additional information regarding pension benefits is available in "Note 6 – Pension and Other Post-retirement Benefit Plans" in the Notes to Consolidated Financial Statements.

OTHER POST-RETIREMENT BENEFITS

The costs and obligations for post-retirement benefits other than pension are also actuarially determined and are affected by assumptions including the discount rate and expected future increase in per capita costs of covered post-retirement health-care benefits. Changes in the discount rate and differences between actual and assumed per capita health-care costs may affect the recorded amount of the expense in future periods. Additional information regarding post-retirement benefits is available in "Note 6 – Pension and Other Post-retirement Benefit Plans" in the Notes to Consolidated Financial Statements.

LITIGATION, CLAIMS, AND CONTINGENCIES

The Company is subject to extensive regulations by various federal, state, provincial, and local agencies concerning compliance with environmental control statutes and regulations. These regulations impose limitations, including effluent and emission limitations, on the discharge of materials into the environment, as well as require the Company to obtain and operate in compliance with conditions of permits and other governmental authorizations. Future regulations could materially increase the Company's capital requirements and certain operating expenses in future years.

The Company records environmental liabilities based on estimates for known environmental remediation exposures utilizing information received from third-party experts and the Company's past experience with these matters. At third-party sites where more than one potentially responsible party has been identified, the Company records a liability for its estimated allocable share of costs related to its involvement with the site as well as an estimated allocable share of costs related to the involvement of insolvent or unidentified parties. Environmental liability estimates may be affected by changing determinations of what constitutes an environmental exposure or acceptable level of cleanup. To the extent that remediation procedures change or the financial condition of other potentially responsible parties is adversely affected, the estimate of the Company's environmental liabilities may change.

ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 142, "Goodwill and Other Intangible Assets," and SFAS No. 143, "Accounting for Asset Retirement Obligations." The FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," in August 2001. In June 2002, FASB issued SFAS No. 146, "Accounting for Costs Associated With Exit or Disposal Activities," which addresses financial accounting and reporting associated with exit or disposal activities. In November 2002, the FASB issued Interpretation (FIN) No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." On December 31, 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure."

SFAS No. 142 supersedes APB Opinion No. 17, "Intangible Assets." SFAS No. 142 addresses the financial accounting and reporting for acquired goodwill and other intangible assets. SFAS No. 142 eliminates the amortization for goodwill and other intangible assets with indefinite lives. Other intangible assets with a finite life will be amortized over their useful life. Goodwill and other intangible assets with indefinite useful lives shall be tested for impairment annually or more frequently if events or changes in circumstances indicate that the assets may be impaired. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Since the Company does not have acquired goodwill or intangibles, the Company's adoption of SFAS No. 142 on January 1, 2002, had no material impact on the consolidated financial statements as of the date of adoption.

SFAS No. 143 establishes accounting and reporting standards associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The statement requires that if reasonably estimable, the fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Company is currently evaluating the impact of adopting this standard.

SFAS No. 144 addresses the timing and measurement of recognizing an impairment loss on long-lived assets that may not be recoverable from future operating cash flow. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company's adoption of this statement on January 1, 2002, did not have an impact on its results of operations.

SFAS No. 146 requires that costs associated with an exit or disposal activity be recognized and measured at fair value in the period in which the liability is incurred rather than at the date of commitment to an exit or disposal plan. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The Company will adopt SFAS No. 146 on January 1, 2003. The Company does not anticipate any impact as a result of adopting SFAS No. 146.

FIN No. 45 requires that a guarantor must recognize, at the inception of a guarantee, a liability for the fair value of the obligation that it has undertaken in issuing a guarantee. FIN No. 45 also addresses the disclosure requirements that a guarantor must include in its financial statements for guarantees issued. The disclosure requirements in this interpretation are effective for financial statements ending after December 15, 2002. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. As of December 31, 2002, the Company did not have any existing guarantees as defined under FIN No. 45.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," and provides alternative methods of transition for a voluntary change to the fair-value-based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require more prominent and more frequent disclosures in financial statements of the effects of stock-based compensation. SFAS No. 148 is effective for fiscal years ending after December 15, 2002. The Company has made the required disclosures within "Note 8 – Stock Options and Appreciation Rights" in the Notes to Consolidated Financial Statements.

OPERATIONS REVIEW

NET SALES

(ALL DOLLAR AMOUNTS IN THOUSANDS)	2002	2001	2000
Net sales	$948,698	$943,729	$990,924
Percent increase/(decrease)	1%	(5%)	1%

Net sales for the year ended December 31, 2002, were $948.7 million compared to net sales of $943.7 million for the year ended December 31, 2001. Total Company shipments increased 3% in 2002 to 831,808 tons from the 807,318 tons shipped in 2001. Net sales in 2000 were $990.9 million, and total shipments were 798,076 tons. Consolidated results in 2000 included net sales and shipments from the Sorg Paper Company of $27.8 million and 20,000 tons, respectively. The Sorg Paper Company was closed in May 2000. Compared with 2001, 2002 shipments increased for each of the Company's three business segments. These increases were largely the result of market share gains as overall market demand contracted in two of the Company's three business segments. Average net selling price declined nearly 3% in 2002 compared with 2001 as sales mix enhancement only partially offset selling price declines. Actual product selling prices were approximately 5% lower in 2002, affecting net sales by $48 million, while product mix enhancements improved average selling price and net sales by approximately 2% and $21 million, respectively. Average selling price declined more than 5% in 2001 compared with 2000, reducing latter-year net sales by $54 million. Actual product price changes accounted for 40%, or $22 million, of the decline, with mix deterioration accounting for the remainder of the difference.

Discussion of market conditions and trends is included in the segment summaries that follow. If published market data is available, it is referenced in the discussion. Certain markets in which the Company competes are small and highly fragmented. Where industry data is not available, the Company's analysis is based on more subjective market indicators, such as order patterns for Company products and discussion with customers regarding overall industry volumes.

The Printing & Writing Group recorded net sales of $391.2 million on total shipments of 353,488 tons for the year ended December 31, 2002, compared with net sales of $392.0 million on shipments of 345,323 tons for the same period in 2001. Net sales in 2000 were $396.0 million on shipments of 335,681 tons. Average net selling price declined approximately 2% in 2002 compared with 2001. Actual product selling prices declined nearly 4% in 2002, reducing net sales by $15 million while sales mix improvements increased average selling price and net sales by approximately 2% and $7 million, respectively. Average selling price declined 4% in 2001 compared with 2000; product mix deterioration accounted for most of the decline. Demand for uncoated free-sheet papers, the broad market category within which the Printing & Writing Group participates, declined approximately 1% in 2002 following an 8% decline in 2001. Demand decreased by an even greater amount in text, cover, and other premium papers segments of the uncoated free-sheet market. Despite the market decline, Printing & Writing's core product shipments increased in 2002, improving overall volume and displacing some of the lower-priced commodity-offset products sold in 2001. Retail product shipments, sold to office supply stores and other retailers, increased 27% in 2002 following an increase of 8% in 2001. During 2001, lower-priced commodity shipments replaced higher-priced core Printing & Writing grades sold in 2000, resulting in mix deterioration and most of the decline in average selling price experienced in 2001. Despite the industry-wide capacity rationalization that has occurred over the past three years, market conditions and product pricing have remained very competitive. Market conditions for Printing & Writing Group products remained weak as 2003 began.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

Specialty Paper Group net sales were $349.0 million in 2002 on shipments of 331,564 tons compared with 2001 net sales of $354.2 million and shipments of 322,518 tons. Net sales and shipments in 2000 were $409.0 million and 331,998 tons, respectively. Results in 2000 include net sales of $27.8 million and shipments of 20,000 tons from the Sorg Paper Company, closed in May 2000. Average net selling price declined approximately 5% in 2002 compared with 2001 as product mix improvements partially offset product selling price declines. Actual product selling prices decreased more than 7% in 2002, reducing net sales by $28 million compared with 2001, while mix improvements increased average selling price by 2% and net sales by $8 million. Average selling price declined approximately 9% in 2001 from 2000 with actual product price declines accounting for more than half of the decrease. Market demand for the Specialty Paper Group's creped tape backing papers remained sluggish in 2002 following a decline of more than 30% in 2001. Demand in other market categories was characterized by continued weakness. The overall soft demand was driven by continued weak economic conditions and reduced activity in the industrial sector. In addition, the Specialty Paper Group lost position in the pressure sensitive backing paper, or release liner market, in 2000 and early 2001. With the introduction and volume ramp-up of a new High Performance Liner (HPL) product, some of the lost market share was recovered. Shipments of this highly engineered release liner, which provides superior performance characteristics over traditional products, more than doubled in 2002 from 20,000 tons in 2001. The product was introduced in late 2000. By year-end 2002, the annualized run-rate for HPL products was essentially at capacity. The introduction of HPL and other new products improved Specialty Paper's overall shipments and product mix in 2002; 47% of net sales were generated by products introduced in the previous three years compared with 39% in 2001 and 28% in 2000. Noncore product shipments, including writing grades such as Tablet and Offset, declined 24% in 2002 after increasing significantly in 2001. Noncore products typically carry a lower average selling price than traditional core products. As 2003 began, market conditions were largely unchanged, with difficult economic conditions creating sluggish demand.

The Towel & Tissue Group posted 2002 net sales of $208.5 million and shipments of 146,756 tons compared with 2001 net sales and shipments of $197.5 million and 139,477 tons, respectively. Net sales in 2000 were $186.0 million on shipments of 130,397 tons. Average net selling price improved slightly in 2002 from 2001. Actual product selling prices declined more than 2% in 2002, impacting net sales by approximately $5 million while mix enhancement and product changes increased average selling price by nearly 3% and net sales by $6 million. The "away-from-home" segment of the towel and tissue market grew by nearly 3% in 2002 following a contraction of approximately 2% in 2001. Towel & Tissue Group shipments have consistently increased at a rate greater than that of the towel and tissue market. Although market conditions remained competitive as 2003 began, the Towel & Tissue Group implemented a minor product price increase in mid-January.

GROSS PROFIT ON SALES

(ALL DOLLAR AMOUNTS IN THOUSANDS)	2002	2001	2000
Gross profit on sales	$112,384	$96,141	$104,003
Gross profit margin	12%	10%	11%

Gross profit margin increased in 2002 to $112.4 million, or 11.8% of net sales, from $96.1 million, or 10.2% of net sales, in 2001. Gross profit margin in 2000 was $104.0 million, or 10.5%. The increased 2002 margin is due, in part, to reduced costs for market pulp and natural gas as well as cost reduction and efficiency improvements benefiting the most recent period.

Market pulp and wastepaper prices began declining late in 2000 and continued to decrease throughout 2001. After holding relatively stable during the first half of 2002, market pulp prices began to climb in the third quarter before stabilizing in the fourth quarter. Wastepaper prices began to increase early in 2002 with prices stabilizing over the second half of the year. The average price of market pulp, the basic raw material used in the manufacture of paper, declined approximately $32 per air-dried metric ton, or $13 million, in 2002 compared with 2001, after decreasing approximately $150 per air-dried metric ton, or $53 million, in 2001 compared to 2000. The Company currently consumes approximately 400,000 air-dried metric tons of market pulp annually. The average price of wastepaper, used in the production of towel and tissue products, increased approximately $24 per standard ton, or $4 million, in 2002 compared with 2001 after decreasing $47 per standard ton, or $6 million, in 2001 compared with 2000. The Company currently consumes approximately 160,000 standard tons of wastepaper annually.

Natural gas prices began rising in the second half of 2000 and peaked in January 2001 at more than $10 per decatherm before generally declining over the course of 2001. Pricing remained relatively stable for the first three quarters of 2002 but trended higher late in the year. The average price of natural gas declined 27%, or $9 million, in 2002 as compared to 2001 while the average price increased 13%, or more than $3 million, in 2001 compared to 2000. The Company consumes approximately 6 million decatherms of natural gas annually with the ability to substitute fuel oil for a portion of this draw should economics dictate.

Labor and benefit expenses increased in 2002 compared with 2001 while certain other major cost elements, including depreciation and maintenance expense, decreased due to reduced capital spending and cost-reduction efforts. Gross profit in 2000 included a $0.6 million expense related to a restructuring charge for the closure of the Sorg Paper Company. For additional information on the closure of the Sorg Paper Company, please refer to the discussion contained in "Operating Expenses" and in "Note 2 – Restructuring" in the Notes to Consolidated Financial Statements. The Company recorded environmental-related expenses of $0.4 million, $1.8 million, and $0.6 million in 2002, 2001, and 2000, respectively. The higher expense in 2001 was related primarily to one landfill site identified for remediation as discussed in "Note 10 – Commitments and Contingencies" in the Notes to Consolidated Financial Statements. Gross profit margin, which held between 11.2% and 12.0% for the first three quarters of 2002, improved to 13.0% in the fourth quarter due to improved product mix and reduced operating expenses driven by cost-reduction initiatives.

As 2003 began, market pulp and natural gas prices have trended higher. Several pulp producers have announced list price increases totaling $60 per air-dried metric ton during the first quarter. Natural gas prices, which began to climb late in 2002, continued an upward trend with average prices in early 2003 approximately 40% higher than in the fourth quarter of 2002.

Printing & Writing Group gross margin was 13.9% in 2002 compared with 11.9% in 2001 and 10.1% in 2000. Declines in market pulp and natural gas prices more than offset lower average selling prices in 2002 compared to 2001. Combined with productivity improvements and cost reductions, these price differences helped improve gross profit margin in 2002. No market-related downtime was taken over the three-year period, and paper machine productivity increased 1% in 2002 compared with 2001. 2002 gross profit margin increased from 12.9% in the first quarter to 14.8% in the fourth quarter. A late third-quarter paper price increase, product sales mix improvements, and cost reductions implemented during the year offset increased market pulp and natural gas prices to generate the late-year improvement.

Specialty Paper Group gross margin was 4.4% in 2002 compared with 2.5% in 2001 and 6.9% in 2000. Reduced market pulp and natural gas prices combined with productivity improvements and cost reductions to offset lower average selling prices and generate the margin improvement from 2001 to 2002. Productivity increased more than 3% year over year with the most recent market-related downtime taken during the first six months of 2001. Specialty Paper Group's broad-based cost-reduction initiative, introduced in the second quarter of 2002, was a key element in improving gross margin from 0.9% in the first quarter of 2002 to 7.2% in the fourth quarter. Nearly two-thirds of identified cost reductions were implemented by year-end with the remainder expected to be implemented by midyear 2003.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

The Specialty Paper Group recognized $1.3 million in consulting expense in the second quarter of 2002 for cost reduction and improvement work performed to assist the Group in reducing operating costs.

Towel & Tissue Group gross profit margin was 20.4% in 2002, 20.5% in 2001, and 18.8% in 2000. A slight improvement in average selling price partially offset increased waste paper and parent roll prices in 2002 compared with 2001. Productivity at Towel & Tissue's paper mill increased 6% year over year. Outside parent rolls, purchased from other towel and tissue producers, account for approximately 30% of Towel & Tissue Group's paper requirements. Gross profit margin remained relatively stable throughout the year as average selling price and sales volume gains offset waste paper and parent roll price increases.

Order backlogs increased to 33,458 tons representing $35.3 million in sales for all operating groups as of December 31, 2002. This compares with 27,500 tons and $30.5 million in sales at the end of 2001, and 22,000 tons and $27.5 million in sales at the end of 2000. The 2002 increase does not necessarily indicate improved business conditions, as a large portion of orders are shipped directly from inventory upon receipt and do not affect backlog numbers.

LABOR

A new five-year labor agreement with the Paper, Allied-Industrial, Chemical & Energy Workers International Union was successfully negotiated at Printing & Writing Group's Groveton mill in 2002. The agreement contains wage increases similar to those negotiated at other paper companies. Labor agreements will expire at other facilities in 2003, 2004, 2005, and 2006.

The Company maintains good labor relations at all facilities.

OPERATING EXPENSES

(ALL DOLLAR AMOUNTS IN THOUSANDS)	2002	2001	2000
Selling and administrative	$64,962	$67,862	$64,503
Percent increase/(decrease)	(4%)	5%	9%
Restructuring	—	—	21,715
Total operating expense	64,962	67,862	86,218
As a percent of net sales	7%	7%	9%

In 2002 and 2001, selling and administrative expenses were affected by stock-incentive program charges or credits, which were determined by the Company's common stock price change. During 2002, the credit for these programs was $0.2 million compared to a charge in 2001 of $4.2 million. There was no charge or credit for these plans in 2000 as the beginning and end-of-year stock prices were similar. Additionally, selling and administrative costs for 2002 were affected by $1.8 million in wage and benefit expense increases, as well as increases in management-incentive expense. For additional information on the Company's stock-incentive programs, refer to "Note 8 – Stock Options and Appreciation Rights" in the Notes to Consolidated Financial Statements. Bad debt expense totaled $0.3 million in 2002 compared with $1.3 million and $0.4 million in 2001 and 2000, respectively. The year ended December 31, 2000, was affected by a charge of $2.6 million due to the resignation of the Company's president and CEO and by a charge of $2.0 million for an antitrust settlement.

In the first quarter of 2000, the Company announced the closure of the Sorg Paper Company mill in Middletown, Ohio. In connection with this closure, the Company recorded a pretax restructuring charge of $22.3 million during 2000 in the Specialty Paper Group segment to cover shutdown and asset disposition costs. For additional information on the closure of the Sorg Paper Company and related restructuring charge, please refer to "Note 2 – Restructuring" in the Notes to Consolidated Financial Statements.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

OTHER INCOME AND EXPENSE

(ALL DOLLAR AMOUNTS IN THOUSANDS)	2002	2001	2000
Interest expense	$10,845	$14,416	$15,713
Other income	41	280	253

Interest expense decreased in 2002 compared with 2001 and 2000 due to lower average debt levels. Long-term debt decreased from $250.5 million in 2000 to $192.3 million in 2001 and $162.8 million in 2002. The reduction in debt since 2000 was due principally to internal initiatives aimed at limiting capital spending and reducing inventory levels as a component of working capital.

In exchange for cash payments totaling $6.4 million in 2001, the Company terminated the outstanding interest-rate swap agreements that had effectively converted $88.5 million of fixed-rate debt to variable-rate debt. Additional information on the termination of the interest-rate swap agreements and the related debt is discussed within "Note 4 – Debt" and "Note 12 – Financial Instruments" in the Notes to Consolidated Financial Statements.

Interest expense is expected to be slightly lower in 2003 than in 2002 as debt levels are expected to remain similar to the December 31, 2002, balance of $162.8 million. Capitalized interest totaled $0.01 million, $0.2 million, and $1.1 million in 2002, 2001, and 2000, respectively. Fluctuations in capitalized interest are primarily dependent on varying levels of capital expenditures qualifying under the criteria established by the Company for capitalized interest. The Company's capitalized interest methodology is outlined in "Note 1 – Description of the Business and Summary of Significant Accounting Policies" in the Notes to Consolidated Financial Statements.

Other income and expense includes interest income of $0.03 million, $0.3 million, and $0.1 million in 2002, 2001, and 2000, respectively.

INCOME TAXES

(ALL DOLLAR AMOUNTS IN THOUSANDS)	2002	2001	2000
Income tax provision	$13,550	$5,230	$860
Effective tax rate	37.0%	37.0%	36.9%

The effective tax rates for the years presented are indicative of the Company's normalized tax rate. The effective rate for 2003 is expected to approximate 37%.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS AND CAPITAL EXPENDITURES

(ALL DOLLAR AMOUNTS IN THOUSANDS)	2002	2001	2000
Cash provided by operating activities	$ 76,269	$103,866	$ 80,254
Percent increase/(decrease)	(27%)	29%	(10%)
Working capital	$118,398	$101,724	$138,605
Percent increase/(decrease)	16%	(27%)	(2%)
Current ratio	2.0:1	1.8:1	2.1:1
Capital expenditures	$ 19,201	$ 29,791	$ 86,896
Percent increase/(decrease)	(36%)	(66%)	8%

Cash provided from operating activities declined in 2002 compared to 2001, as reductions in inventory that increased cash flow in 2001 were not as significant in 2002. In addition, the Company contributed $20.6 million to defined benefit pension plans during 2002, compared with contributions of $14.7 million and $11.5 million in 2001 and 2000, respectively. Pension benefit plans are discussed in "Note 6 – Pension and Other Post-retirement Benefit Plans" in the Notes to Consolidated Financial Statements. Cash flow increased in 2001 compared with 2000 principally due to increased cash flow earnings from operations, proceeds from the termination of the interest-rate swap agreements, and proceeds from stock-option exercises.

As a result of the internal initiatives to reduce components of working capital, such as inventory and receivables, as well as reduced capital spending and the utilization of prior-year net operating losses, cash and cash equivalents and refundable income taxes increased in 2002 by $11.4 million and $9.0 million, respectively, from 2001. These changes accounted for the majority of the working capital increase experienced in 2002 compared with 2001.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

In 2002 and 2001, the Company limited capital spending due to weak economic conditions and to excess production capacity in the paper industry. As a result, capital expenditures totaled $19.2 million and $29.8 million in 2002 and 2001, respectively, compared with spending of $86.9 million in 2000. The reduction in spending compared with 2000 was accomplished by limiting spending to projects which the Company had identified as providing a return on investment exceeding the Company's cost of capital, and capital projects required to maintain current production levels or efficiencies. In 2003, it is expected that capital spending will not exceed the forecasted expense for depreciation, depletion, and amortization.

During 2002, capital expenditures for projects with total spending expected to exceed $1.0 million included Printing & Writing Group's $0.9 million for a pulp mill digester replacement at the Brokaw mill, and $1.9 million for process control equipment at the Groveton mill. In the Towel & Tissue Group, $2.9 million was spent on various converting equipment.

The balance of $13.5 million in 2002 capital spending was related to projects that individually cost less than $1.0 million. These expenditures include approximately $10.7 million for essential non or low-return projects, and $2.8 million on projects expected to provide a return on investment that exceeds the Company's cost of capital.

During 2001, the Printing & Writing Group spent $1.0 million on Cluster Rule compliance projects and $1.8 million on new converting equipment. The Specialty Paper Group completed work on the Rhinelander mill's High Performance Liner (HPL) project, which involved spending of $3.4 million in 2001. The Specialty Group's Mosinee mill spent $0.9 million on Cluster Rule compliance projects. In the Towel & Tissue Group, $5.4 million was spent on several new toweling and tissue lines at the Harrodsburg converting facility, and $0.8 million on a reel upgrade at the Middletown mill in 2001.

The balance of $16.5 million in 2001 capital spending was related to projects that individually cost less than $1.0 million. These expenditures consist of approximately $13.6 million for essential non or low-return projects, $2.3 million for projects expected to provide a return on investment that exceeds the Company's cost of capital, and $0.6 million for environmental control projects.

The Company believes that the available credit under its credit agreements and its earnings for 2003 will be sufficient to meet its cash flow needs for capital, working capital, and investing activities in 2003.

DEBT AND EQUITY

(ALL DOLLAR AMOUNTS IN THOUSANDS)	2002	2001	2000
Short-term debt	$ —	$ —	$ 241
Long-term debt	162,763	192,264	250,465
Total debt	162,763	192,264	250,706
Stockholders' equity	355,948	364,855	376,112
Total capitalization	518,711	557,119	626,577
Long-term debt/ capitalization ratio	31%	35%	40%

At December 31, 2002, total debt was $162.8 million, a decrease of $29.5 million from the $192.3 million reported at December 31, 2001. Debt had declined $58.4 million in 2001 compared to 2000. Cash provided by operations and reduced capital spending levels resulted in the repayment of debt obligations in both 2002 and 2001. Debt increased in 2000 primarily due to capital spending levels resulting from the High Performance Liner (HPL) project at the Rhinelander mill as well as various Cluster Rule compliance projects at both the Brokaw and Mosinee mills.

A private placement of $138.5 million in senior notes was closed and funded in August 1999. The notes have an original maturity of eight, 10, and 12 years at $35 million, $68.5 million, and $35 million, respectively. In conjunction with the private placement, the Company entered into an interest-rate swap arrangement that effectively converted $88.5 million of fixed-rate obligations to variable-rate debt. On March 17, 2001, the Company terminated its interest-rate swap agreement with respect to $30.0 million of its 7.43% senior notes due August 31, 2011, in exchange for a cash payment of $2.3 million. On August 10, 2001, the Company terminated its interest-rate swap agreement with respect to $58.5 million of its 7.31% senior notes due August 31, 2009, in exchange for receiving a cash payment of $4.1 million. The premium recorded on debt during the period the swaps were outstanding will continue to be amortized using the effective interest-rate method over the remaining term of the respective debt instruments.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

The Company does not have material market risk associated with interest-rate risk, foreign currency exchange risk, or commodity-price risk. The Company conducts U.S. dollar denominated export transactions or immediately exchanges all foreign currency attributable to export sales for U.S. dollars.

The Company also entered into a revolving-credit facility in December 1999 with four banks for $200 million. The facility had a 364-day component for $50 million that expired on March 9, 2001, and a $150 million component that matures in 2004. Upon expiration of the $50 million 364-day component, the Company entered into a $12.5 million line of credit with one of its four major banks. The line of credit expires on March 7, 2003.

The Company maintains a commercial paper placement agreement with one of its four major banks, which provides for the issuance of up to $50 million of unsecured debt obligations. The commercial paper placement agreement requires unused credit availability under the Company's $150 million revolving-credit agreement equal to the amount of outstanding commercial paper.

In August 1995, the Company obtained $19 million in industrial development bond financing to fund an upgrade of the Brokaw mill wastewater treatment plant. The bonds mature in 2023 and bear interest at short-term rates. The bonds are supported by a letter of credit that was issued under the $150 million revolving-credit facility.

On December 31, 2002, the Company had a combined total of $143.5 million available for borrowing under existing credit facilities.

The following is a summary of the Company's contractual obligations and payments due by period subsequent to December 31, 2002:

	Payments Due by Period						
(ALL DOLLAR AMOUNTS IN THOUSANDS)	Total	2003	2004	2005	2006	2007	Thereafter
Long-term debt	$157,500	$ —	$ —	$ —	$ —	$35,000	$122,500
Operating leases	16,348	2,308	2,194	2,112	2,102	2,102	5,530
Total	$173,848	$2,308	$2,194	$2,112	$2,102	$37,102	$128,030

For additional information on debt obligations, please refer to "Note 4 – Debt" in the Notes to Consolidated Financial Statements. For additional information on operating leases, please refer to "Note 5 – Lease Commitments" in the Notes to Consolidated Financial Statements.

In April 2000, the Company's Board of Directors authorized the repurchase of 2,571,000 shares of the Company's common stock. This authorization added to the balance remaining on a 1998 authorization to repurchase 5,650,000 shares of the Company's common stock. During 2000, the Company repurchased 150,300 shares at prices ranging from $7.75 to $9.31. There were no repurchases in 2002 or 2001. Repurchases may be made from time to time in the open market or through privately negotiated transactions. At December 31, 2002, there were 2,638,674 shares available for purchase under the existing authorization.

During 2002 and 2001, the Board of Directors declared cash dividends of $0.34 per share of common stock.

WAUSAU-MOSINEE PAPER CORPORATION AND SUBSIDIARIES

SELECTED FINANCIAL DATA

(ALL DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)	2002	2001	2000*	1999	1998
	For the year ended December 31,				
FINANCIAL RESULTS					
Net sales	$948,698	$ 943,729	$ 990,924	$ 982,735	$ 982,467
Depreciation, depletion, and amortization	60,624	60,948	58,860	55,012	52,207
Operating profit	47,422	28,279	17,785	79,311	72,925
Interest expense	10,845	14,416	15,713	11,823	7,683
Earnings before provision for income taxes	36,618	14,143	2,325	68,017	65,801
Net earnings	23,068	8,913	1,465	42,417	40,801
Cash dividends paid	17,520	17,498	17,207	16,233	15,494
Cash flows from operating activities	76,269	103,866	80,254	89,334	117,859
PER SHARE					
Net earnings – basic and diluted	$ 0.45	$ 0.17	$ 0.03	$ 0.81	$ 0.73
Cash dividends declared	0.34	0.34	0.34	0.32	0.28
Stockholders' equity	6.91	7.09	7.33	7.53	7.12
Average number of shares outstanding	51,532,000	51,466,000	51,354,000	52,265,000	55,708,000
Price range (low and high closing)	$8.26–$13.80	$8.82–14.00	$7.63–14.63	$10.94–18.25	$12.25–24.06
FINANCIAL CONDITION					
Working capital	$118,398	$ 101,724	$ 138,605	$ 140,822	$ 81,406
Total assets	873,757	892,008	954,494	941,872	904,367
Long-term debt	162,763	192,264	250,465	220,476	127,000
Stockholders' equity	355,948	364,855	376,112	393,760	396,586
Capital expenditures	19,201	29,791	86,896	80,619	77,023
RATIOS					
Percent net earnings to sales	2.4%	1.0%	0.1%	4.3%	4.2%
Percent net earnings to average stockholders' equity	6.4%	2.6%	0.4%	10.7%	9.8%
Ratio of current assets to current liabilities	2.0 to 1	1.8 to 1	2.1 to 1	2.2 to 1	1.8 to 1
Percent of long-term debt to total capital	31.4%	34.5%	40.0%	35.9%	24.3%

* *In 2000, includes after-tax expense of $14.0 million ($22.3 million pretax) or $0.27 per share for restructuring expense related to the closure of the Sorg Paper Company.*

WAUSAU·MOSINEE PAPER CORPORATION AND SUBSIDIARIES

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The Management of Wausau-Mosinee Paper Corporation is responsible for the quality and objectivity of the financial data contained in the financial statements. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America appropriate under the circumstances and, where necessary, reflect informed judgments and estimates of the effects of certain events and transactions based on currently available information at the date the financial statements were prepared. Management is also responsible for preparing other financial information included in this annual report.

The Company maintains an internal control structure and procedures for financial reporting to ensure that material information about the Company and its subsidiaries is made known to management. The internal control system is designed to provide reasonable assurance, at appropriate cost, that assets are safeguarded and transactions are executed in accordance with management's authorizations and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Management evaluates the effectiveness of the design and operations of these internal controls and procedures and discloses any significant deficiencies to the Audit Committee and the Company's independent auditor. Based upon its most recent evaluation, management believes that the Company's internal controls and procedures were effective in all material respects.

The Board of Directors provides oversight of financial reporting through its Audit Committee. The Audit Committee meets with the independent public accountants and management to review the scope of the internal audit process, audit engagements, external auditor independence, and financial reporting matters.

The Company's independent auditors are engaged to provide an objective and independent review of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America and to express an opinion thereon. The report of the Company's independent auditors is included in the annual report.

Scott P. Doescher
Sr. Vice President, Finance
Secretary and Treasurer

INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF WAUSAU-MOSINEE PAPER CORPORATION

We have audited the accompanying consolidated balance sheet of Wausau-Mosinee Paper Corporation and subsidiaries (the "Company") as of December 31, 2002, and the related consolidated statements of income, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company as of and for the year ended December 31, 2001, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated January 25, 2002 (except with respect to matters discussed in Note 1 of the prior-year financial statements, as to which the date was June 12, 2002). The financial statements of the Company as of and for the year ended December 31, 2000, were audited by other auditors whose report dated January 25, 2001 (except with respect to matters discussed in Note 1 of the prior-year financial statements, as to which the date was June 12, 2002) expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 2002 consolidated financial statements present fairly, in all material respects, the financial position of Wausau-Mosinee Paper Corporation and subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Milwaukee, Wisconsin
January 24, 2003

WAUSAU-MOSINEE PAPER CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(ALL DOLLAR AMOUNTS IN THOUSANDS)	AS OF DECEMBER 31, 2002	2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 23,383	$ 12,010
Receivables, net	70,806	69,425
Refundable income taxes	10,264	1,241
Inventories	119,033	124,338
Deferred income taxes	12,812	14,111
Other current assets	4,100	1,910
Total current assets	240,398	223,035
Property, plant, and equipment – net	597,979	634,928
Other assets	35,380	34,045
Total Assets	$ 873,757	$ 892,008
LIABILITIES		
Current liabilities:		
Accounts payable	$ 63,422	$ 64,060
Accrued and other liabilities	58,578	57,251
Total current liabilities	122,000	121,311
Long-term debt	162,763	192,264
Deferred income taxes	111,377	105,638
Post-retirement benefits	52,534	54,253
Pension	51,142	37,223
Other noncurrent liabilities	17,993	16,464
Total liabilities	517,809	527,153
Commitments and contingencies	—	—
STOCKHOLDERS' EQUITY		
Preferred stock, no par value (500,000 shares authorized; no shares issued)	—	—
Common stock, no par value (100,000,000 shares authorized; issued 60,122,812 shares in 2002 and 2001)	173,081	173,114
Retained earnings	322,485	316,939
Subtotals	495,566	490,053
Treasury stock, at cost (8,585,921 and 8,616,721 shares in 2002 and 2001, respectively)	(115,103)	(115,516)
Accumulated other comprehensive loss	(24,515)	(9,682)
Total stockholders' equity	355,948	364,855
Total Liabilities and Stockholders' Equity	$ 873,757	$ 892,008

See accompanying Notes to Consolidated Financial Statements.

WAUSAU·MOSINEE PAPER CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	FOR THE YEAR ENDED DECEMBER 31,		
(ALL DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)	2002	2001	2000
Net sales	$948,698	$943,729	$990,924
Cost of sales	836,314	847,588	886,322
Restructuring charge – inventory	—	—	599
Total cost of sales	836,314	847,588	886,921
Gross profit	112,384	96,141	104,003
Operating expenses:			
Selling and administrative	64,962	67,862	64,503
Restructuring	—	—	21,715
Operating profit	47,422	28,279	17,785
Other income (expense):			
Interest expense	(10,845)	(14,416)	(15,713)
Interest income	25	262	138
Other	16	18	115
Earnings before provision for income taxes	36,618	14,143	2,325
Provision for income taxes	13,550	5,230	860
Net earnings	$ 23,068	$ 8,913	$ 1,465
Net earnings per share – basic	$ 0.45	$ 0.17	$ 0.03
Net earnings per share – diluted	$ 0.45	$ 0.17	$ 0.03

See accompanying Notes to Consolidated Financial Statements.

WAUSAU·MOSINEE PAPER CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(ALL DOLLAR AMOUNTS IN THOUSANDS)	FOR THE YEAR ENDED DECEMBER 31, 2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net earnings	$ 23,068	$ 8,913	$ 1,465
Provision for depreciation, depletion, and amortization	60,624	60,948	58,860
Provision for losses on accounts receivable	307	1,339	396
Loss on property, plant, and equipment disposals	934	1,145	622
Compensation expense for stock-option grants	37	3,085	—
Deferred income taxes	16,108	598	2,290
Changes in operating assets and liabilities:			
Receivables	(1,688)	6,418	2,462
Inventories	5,305	27,011	4,473
Other assets	(9,420)	(10,243)	(2,541)
Accounts payable and other liabilities	(10,211)	247	16,059
Accrued and refundable income taxes	(8,795)	4,405	(3,832)
Net cash provided by operating activities	76,269	103,866	80,254
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital expenditures	(19,201)	(29,791)	(86,896)
Proceeds from property, plant, and equipment disposals	275	607	244
Net cash used in investing activities	(18,926)	(29,184)	(86,652)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net borrowings (repayments) under credit agreements	(28,775)	(64,190)	33,230
Payments under capital lease obligation	—	(241)	(230)
Net repayments of long-term notes	—	—	(3,000)
Proceeds from termination of interest-rate swap	—	6,382	—
Dividends paid	(17,520)	(17,498)	(17,207)
Proceeds from stock-option exercises	325	2,296	87
Payments for purchase of treasury stock	—	—	(1,300)
Net cash (used in) provided by financing activities	(45,970)	(73,251)	11,580
Net increase in cash and cash equivalents	11,373	1,431	5,182
Cash and cash equivalents at beginning of year	12,010	10,579	5,397
Cash and cash equivalents at end of year	$ 23,383	$ 12,010	$ 10,579
SUPPLEMENTAL CASH FLOW INFORMATION:			
Interest paid – net of amount capitalized	$ 11,521	$ 13,943	$ 16,207
Income taxes paid	$ 7,124	$ 977	$ 2,399

See accompanying Notes to Consolidated Financial Statements.

WAUSAU·MOSINEE PAPER CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(ALL DOLLAR AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)	Common Stock Shares Issued	Common Stock Amount	Retained Earnings	Treasury Stock Shares	Treasury Stock Amount	Accumulated Other Comprehensive (Loss)	Common Stock Shares Outstanding	Total Stockholders' Equity
Balances December 31, 1999	60,122,812	$170,682	$341,530	(8,706,121)	$(117,428)	$ (1,024)	51,416,691	$393,760
Comprehensive earnings, 2000:								
Net earnings			1,465					1,465
Minimum pension liability								
(Net of $278 deferred tax)						(449)		(449)
Comprehensive earnings, 2000								1,016
Cash dividends declared ($0.34 per share)			(17,451)					(17,451)
Stock options exercised		(46)		10,000	133		10,000	87
Purchases of treasury stock				(150,300)	(1,300)		(150,300)	(1,300)
Balances December 31, 2000	60,122,812	170,636	325,544	(8,846,421)	(118,595)	(1,473)	51,276,391	376,112
Comprehensive earnings, 2001:								
Net earnings			8,913					8,913
Minimum pension liability								
(Net of $4,446 deferred tax)						(8,209)		(8,209)
Comprehensive earnings, 2001								704
Cash dividends declared ($0.34 per share)			(17,518)					(17,518)
Stock options exercised		(783)		229,700	3,079		229,700	2,296
Tax benefit related to stock options		176						176
Stock-option expense		3,085						3,085
Balances December 31, 2001	60,122,812	173,114	316,939	(8,616,721)	(115,516)	(9,682)	51,506,091	364,855
Comprehensive earnings, 2002:								
Net earnings			23,068					23,068
Minimum pension liability								
(Net of $9,052 deferred tax)						(14,833)		(14,833)
Comprehensive earnings, 2002								8,235
Cash dividends declared ($0.34 per share)			(17,522)					(17,522)
Stock options exercised		(88)		30,800	413		30,800	325
Tax benefit related to stock options		18						18
Stock-option expense		37						37
Balances December 31, 2002	60,122,812	$173,081	$322,485	(8,585,921)	$(115,103)	$(24,515)	51,536,891	$355,948

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1

DESCRIPTION OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Wausau-Mosinee Paper Corporation (the "Company") manufactures, converts, and sells paper and paper products within three principal segments: the Printing & Writing Group, the Specialty Paper Group, and the Towel & Tissue Group. The majority of the Company's products are sold within the United States and Canada.

The Printing & Writing Group manufactures, converts, and markets a broad line of premium printing and writing grades. In addition, the Group includes two converting facilities that produce laminated roll wrap and related specialty finishing and packaging products.

The Specialty Paper Group produces a wide variety of technical specialty papers that include supercalendered backing papers for pressure sensitive labeling applications, tape backing, and packaging materials for a broad range of food, medical, and industrial applications.

The Towel & Tissue Group produces a complete line of towel and tissue products that are marketed along with soap and dispensing systems for the industrial and commercial "away-from-home" market.

Basis of Presentation

The consolidated financial statements include the accounts of Wausau-Mosinee Paper Corporation and its subsidiaries. All significant intercompany transactions and accounts have been eliminated in consolidation.

Use of Estimates

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

Cash and Cash Equivalents

The Company defines cash equivalents as highly liquid, short-term investments with an original maturity of three months or less. Cash and cash equivalents are stated at cost, which approximates market.

Inventories

Pulpwood, finished paper products, and approximately 96% of raw materials are valued at the lower of cost, determined on the last-in, first-out (LIFO) method, or market. All other inventories are valued at the lower of average cost or market. Allocation of the LIFO reserve among the components of inventories is impractical.

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost and are depreciated over the estimated useful lives of the assets using the straight-line method for financial statement purposes. Land and construction in progress are stated at cost. The cost and related accumulated depreciation of all plant and equipment retired or otherwise disposed of are removed from the accounts, and any resulting gains or losses are included in the statements of income.

Buildings are depreciated over a 20- to 45-year period; machinery and equipment over a three- to 20-year period. Maintenance and repair costs are charged to expense as incurred. Improvements that extend the useful lives of the assets are added to the plant and equipment accounts.

The Company's policy is to capitalize interest incurred on debt during the course of projects that exceed one year in construction and $1 million, or projects that exceed $10 million. Interest capitalized in 2002, 2001, and 2000 was $0.01 million, $0.2 million, and $1.1 million, respectively.

The Company assesses the recoverability of assets to be held and used by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceed the fair value of the assets, based on a discounted cash flow analysis.

Timber and timberlands are stated at net depleted value. The Company capitalizes the cost of purchasing timberlands and reforestation costs. Interest and taxes related to timberlands are expensed as incurred. Reforestation costs include site preparation, planting, fertilizing, herbicide application, and thinning. Temporary logging roads are expensed while long-term logging roads are capitalized and amortized over the estimated useful lives of the roads, which is generally 15 to 20 years. Depletion is recorded as timber is harvested and included in inventory until conversion into saleable product.

Depletion is calculated using the block and units-of-production methods. Under these methods, the capitalized costs of large land tracts are divided by the estimated volume of timber anticipated to be harvested on each tract. As the timber is harvested, depletion is either recorded as each block is harvested or as a percentage of each block is harvested.

Accounts Payable

The Company's banking system provides for the daily replenishment of major bank accounts as checks are presented for payment. Accordingly, net negative cash balances resulting from outstanding checks that had not yet been paid by the bank, in the amount of $6.9 million and $14.5 million as of December 31, 2002, and 2001, are reflected in accounts payable in the Consolidated Balance Sheets.

Income Taxes

Deferred income taxes have been provided under the liability method. Deferred tax assets and liabilities are determined based upon the estimated future tax effects of temporary differences between the financial statement and tax bases of assets and liabilities, as measured by the current enacted tax rates. Deferred tax expense is the result of changes in the deferred tax asset and liability.

Stock Options

As permitted under Statement of Financial Accounting Standard (SFAS) No. 123, the Company continues to measure compensation cost for stock-option plans using the "intrinsic value based method" prescribed under APB No. 25, "Accounting for Stock Issued to Employees." See Note 8 for pro forma information on the impact of the fair-value method of accounting for stock options.

Earnings Per Share

The Company presents both basic and diluted net earnings per share (EPS) amounts. Basic EPS is calculated based on the weighted average number of common shares outstanding during the respective year, while diluted EPS is calculated based on the weighted average number of common shares and common stock equivalents (options) outstanding during the respective year. The difference between basic and diluted EPS for the Company is solely attributable to stock options. The Company uses the treasury-stock method to calculate the impact of outstanding stock options. Stock options for which the exercise price exceeds the average market price over the period have an antidilutive effect on EPS and, accordingly, are excluded from the calculation.

For the years ended December 31, 2002, 2001, and 2000, options for 734,694, 778,855, and 1,032,475 shares, respectively, were excluded from the diluted EPS calculation for Wausau-Mosinee Paper Corporation common stock because the options were antidilutive.

Basic and diluted earnings per share are reconciled as follows:

(ALL DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)	2002	2001	2000
Net earnings	$23,068	$8,913	$1,465
Basic weighted average common shares outstanding	51,532,000	51,466,000	51,354,000
Dilutive securities: stock-option plans	111,000	88,000	19,000
Diluted weighted average common shares outstanding	51,643,000	51,554,000	51,373,000
Net earnings per share – basic	$ 0.45	$ 0.17	$ 0.03
Net earnings per share – diluted	$ 0.45	$ 0.17	$ 0.03

Revenue Recognition

Revenue is recognized, net of any discounts, upon shipment of goods at which time title passes to the customer. Upon shipment, the customer is obligated to pay the Company and the Company has no remaining obligation. The Company grants credit to customers in the ordinary course of business.

In accordance with Emerging Issues Task Force (EITF) Issue No. 00–10, "Accounting for Shipping and Handling Fees and Costs," shipping and handling costs billed to customers are included in net sales and the related costs are included in cost of sales in the Consolidated Statements of Income.

Concentration of Credit Risk

A substantial portion of the Company's accounts receivable is with customers in various paper converting, paper merchant, or distribution businesses. No single customer accounted for 10% or more of total net sales in 2002. Net sales from one major customer were 10.6% of total net sales in 2001. Receivables from the same customer as a percent of year-end receivables amounted to 6.1% in 2001.

Derivatives

The Company adopted the Financial Accounting Standards Board Statement of Financial Accounting Standard (SFAS)

No. 133, "Accounting for Derivative Instruments and Hedging Activities," on January 1, 2001. SFAS 133 requires that as of the date of initial adoption, the difference between the fair market value of derivative instruments recorded on the balance sheet and the previous carrying amount of those derivatives be reported in net income or other comprehensive income, as appropriate, as the cumulative effect of a change in accounting principle in accordance with Accounting Principles Board Opinion 20, "Accounting Changes." In the past, the Company has used derivative instruments to mitigate its exposure to interest rate risk. The Company does not issue such instruments for trading purposes. The adoption of this accounting standard did not affect net earnings as both interest-rate swaps outstanding at January 1, 2001, were completely effective in hedging the related debt instruments. At December 31, 2002, and 2001, there are no interest-rate swap agreements outstanding. See Note 12 for additional information on the interest-rate swap agreements.

Accumulated Comprehensive Income (Loss)
For all periods presented, the accumulated comprehensive loss is comprised solely of additional minimum pension liability, net of tax.

Changes in Accounting Policies
In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 142, "Goodwill and Other Intangible Assets," and SFAS No. 143, "Accounting for Asset Retirement Obligations." The FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," in August 2001. In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated With Exit or Disposal Activities," which addresses financial accounting and reporting associated with exit or disposal activities. In November 2002, the FASB issued Interpretation (FIN) No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." On December 31, 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure."

SFAS No. 142 supersedes APB Opinion No. 17, "Intangible Assets." SFAS No. 142 addresses the financial accounting and reporting for acquired goodwill and other intangible assets. SFAS No. 142 eliminates the amortization for goodwill and other intangible assets with indefinite lives. Other intangible assets with a finite life will be amortized over their useful life. Goodwill and other intangible assets with indefinite useful lives shall be tested for impairment annually or more frequently if events or changes in circumstances indicate that the assets may be impaired. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Since the Company does not have acquired goodwill or intangibles, the Company's adoption of SFAS No. 142 on January 1, 2002, had no impact on the consolidated financial statements as of the date of adoption.

SFAS No. 143 establishes accounting and reporting standards associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The statement requires that if reasonably estimable, the fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Company is currently evaluating the impact of adopting this standard.

SFAS No. 144 addresses the timing and measurement of recognizing an impairment loss on long-lived assets that may not be recoverable from future operating cash flow. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company's adoption of this statement on January 1, 2002, did not have an impact on its results of operations.

SFAS No. 146 requires that costs associated with an exit or disposal activity be recognized and measured at fair value in the period in which the liability is incurred rather than at the date of commitment to an exit or disposal plan. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The Company will adopt SFAS No. 146 on January 1, 2003. The Company does not anticipate any impact as a result of adopting SFAS No. 146.

FIN No. 45 requires that a guarantor must recognize, at the inception of a guarantee, a liability for the fair value of the obligation that it has undertaken in issuing a guarantee. FIN No. 45 also addresses the disclosure requirements that a guarantor must include in its financial statements for guarantees issued. The disclosure requirements in this interpretation are effective for financial statements ending after December 15, 2002. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. As of December 31, 2002, the Company did not have any existing guarantees as defined under FIN No. 45.

SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," and provides alternative methods of transition for a voluntary change to the fair-value-based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require more prominent and more frequent disclosures in financial statements of the effects of stock-based compensation. SFAS No. 148 is effective for fiscal years ending after December 15, 2002. The Company has made the required disclosures within Note 8.

NOTE 2

RESTRUCTURING

In March 2000, the Specialty Paper Group segment announced the decision to close the Sorg Paper Company mill ("Sorg") in Middletown, Ohio, effective May 15, 2000, and as a result, recorded a $25 million pretax restructuring charge in the first quarter of 2000. The decision to close the mill and cease operations was based upon a review of the Sorg operations and the market for decorative laminate and deep color tissue products that the mill produced. Net sales of Sorg in 2000 were $27.8 million and operating losses were $0.7 million, excluding the restructuring charge. In the fourth quarter of 2000, the estimate of the costs to complete the Sorg closure actions was revised downward from $25.0 million to $22.3 million, resulting in a $2.7 million pretax adjustment that increased fourth quarter 2000 operating profit. The reduction in estimated costs to close Sorg related principally to lower-than-expected termination costs and favorable curtailment gains for pension and post-retirement plans. The closure resulted in the termination of 160 hourly and salaried employees. In addition to severance benefits for terminated employees, the restructuring charge included estimated costs related to the write-down and disposal of the Sorg property, plant and equipment, curtailment gains or losses for related pension and post-retirement plans, and other closure related costs. The impairment write-down was based upon the amount by which the carrying values of the building, machinery, and spare parts exceeded the fair values of those assets as determined by an independent third-party appraisal firm. The carrying value of the Sorg assets available for sale is $98,000 at December 31, 2002, and 2001.

The following is a summary of the restructuring charges accrued and activity through December 31, 2002, related to the Sorg closure:

(ALL DOLLAR AMOUNTS IN THOUSANDS)	Employee Termination	Asset Write-Down	Pension and Post-retirement	Other	Total
Initial charge, March 31, 2000	$ 4,321	$ 21,622	$(1,925)	$ 982	$ 25,000
Reserve adjustments	(1,800)	(215)	(801)	130	(2,686)
(Payments)/charges	(2,318)	(19,909)	2,726	(834)	(20,335)
Balance at December 31, 2000	203	1,498	—	278	1,979
Payments	(101)	(938)	—	(113)	(1,152)
Balance at December 31, 2001	102	560	—	165	827
Payments	(102)	(560)	—	(165)	(827)
Balance at December 31, 2002	$ —	$ —	$ —	$ —	$ —

At December 31, 2000, all employees had been terminated from Sorg, and as of December 31, 2001, severance payouts had been paid. In addition, $17.8 million in asset disposal costs was reclassified to property, plant, and equipment to reflect the write-down to fair value of idled assets related to the closure. As of December 31, 2002, the Sorg fixed assets including all buildings, equipment, and spare parts not usable by the Company's other mills continue to be actively marketed to interested parties. During 2002, the remaining reserves to market, sell, and close the facility have been reclassified to other liabilities.

NOTE 3
SUPPLEMENTAL BALANCE SHEET INFORMATION

(ALL DOLLAR AMOUNTS IN THOUSANDS)	2002	2001
Receivables		
Trade	$ 71,655	$ 73,349
Other	1,527	727
	73,182	74,076
Less: allowances for doubtful accounts	(2,376)	(4,651)
	$ 70,806	$ 69,425
Inventories		
Raw materials	$ 33,989	$ 34,349
Work in process and finished goods	79,200	80,343
Supplies	27,463	29,181
Inventories at cost	140,652	143,873
LIFO reserve	(21,619)	(19,535)
	$ 119,033	$ 124,338
Property, plant, and equipment		
Buildings	$ 136,412	$ 134,979
Machinery and equipment	1,055,507	1,043,694
	1,191,919	1,178,673
Less: accumulated depreciation	(613,840)	(564,108)
Net depreciated value	578,079	614,565
Land	5,307	5,307
Timber and timberlands, net of depletion	5,821	5,620
Idle assets	98	98
Construction in progress	8,674	9,338
	$ 597,979	$ 634,928
Accrued and other liabilities		
Payroll	$ 9,478	$ 7,868
Vacation pay	11,769	11,163
Employee retirement plans	7,023	7,402
Taxes other than income	3,085	3,059
Cash dividends declared	4,384	4,383
Stock appreciation rights	2,484	2,621
Rebates	8,974	7,752
Other	11,381	13,003
	$ 58,578	$ 57,251

NOTE 4
DEBT

The Company has a short-term bank revolving-credit note that provides for the borrowing of up to $12.5 million. The note terminates on March 7, 2003. As of December 31, 2002, there were no borrowings against this note.

A summary of long-term debt as of December 31 is as follows:

(ALL DOLLAR AMOUNTS IN THOUSANDS)	2002	2001
Senior notes with interest from 7.20% to 7.43%, due between August 31, 2007, and August 31, 2011	$138,500	$138,500
Industrial development bonds due July 1, 2023, with weighted average interest rate of 1.69% in 2002	19,000	19,000
Revolving-credit agreement with financial institutions, with weighted average interest rate of 2.51% in 2001	—	25,000
Commercial paper with weighted average interest rate of 2.39% in 2001	—	3,775
Subtotal	157,500	186,275
Premium on senior notes	5,263	5,989
Total long-term debt	$162,763	$192,264

The Company has $138.5 million outstanding in unsecured private placement notes that were closed and funded on August 31, 1999. The principal amounts, maturities, and interest rates on the notes are (1) $35 million, eight years, 7.20%; (2) $68.5 million, 10 years, 7.31%; and (3) $35 million, 12 years, 7.43%. At August 31, 1999, the Company entered into an interest-rate swap agreement under which the interest rate paid by the Company with respect to (1) $58.5 million of the 10-year notes was the three-month LIBOR rate, plus .4925%, and (2) $30 million of the 12-year notes was the three-month LIBOR rate, plus .55%. On March 17, 2001, the Company terminated its interest-rate swap agreement with respect to its 7.43% senior notes due August 31, 2011, in exchange for receiving a cash payment of $2.3 million. On August 10, 2001, the Company terminated its interest-rate swap agreement with respect to its 7.31% senior notes due August 31, 2009, in exchange for receiving a cash payment of $4.1 million. The amounts received from the swap counterparties at termination approximated the fair values of the swaps at the respective termination dates. The premium recorded on debt during the period the swaps were outstanding will continue to be amortized using the effective interest-rate method over the remaining term of the respective debt instruments.

The Company has a $150 million unsecured revolving-credit agreement with four participating banks that matures on December 10, 2004. Under the facility, the Company may elect the base for interest from either domestic or offshore rates. In addition, the facility provides for competitive bid loan options among the bank group. The Company pays the banks a facility fee under this agreement based on quarterly debt/capitalization ratios. Facility fees paid were $266,000, $282,000, and $341,000 in 2002, 2001, and 2000, respectively.

In addition to general business and reporting covenants customary in financing agreements of these types, the senior notes and revolving-credit facility require that the Company comply quarterly with a consolidated debt-to-capital ratio of less than 60% and an adjustable minimum net worth covenant ($317.4 million at December 31, 2002) as defined in the agreements. In addition, the revolving-credit facility includes an interest coverage ratio covenant of 3.5 times. As of December 31, 2002, and 2001, the Company was in compliance with all required covenants.

The Company maintains an unrated commercial paper placement agreement with a bank to issue up to $50 million of unsecured debt obligations. The agreement requires unused credit availability under the Company's revolving-credit agreement equal to the amount of outstanding commercial paper. The amounts outstanding as of December 31, 2001, were classified as long-term, as the Company intended to and had the ability to refinance the obligations under the revolving-credit agreement.

The aggregate annual maturities of long-term debt are as follows:

(ALL DOLLAR AMOUNTS IN THOUSANDS)	2003	2004	2005	2006	2007	Thereafter
Annual Maturities	—	—	—	—	$35,000	$ 122,500

NOTE 5
LEASE COMMITMENTS

The Company has various leases for real estate, mobile equipment, and machinery that generally provide for renewal privileges or for purchase at option prices established in the lease agreements.

Future minimum payments, by year and in the aggregate, under noncancelable operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 2002:

(ALL DOLLAR AMOUNTS IN THOUSANDS)	Operating Leases
2003	$ 2,308
2004	2,194
2005	2,112
2006	2,102
2007	2,102
Thereafter	5,530
Total minimum payments	$16,348

Rental expense for all operating leases was as follows:

(ALL DOLLAR AMOUNTS IN THOUSANDS)	2002	2001	2000
Rent expense	$9,039	$7,730	$6,107

NOTE 6
PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS

The Company and its subsidiaries sponsor defined benefit pension plans covering substantially all employees. Retirement benefits for salaried and nonunion employees are based on pay and company performance. Plans covering hourly employees provide benefits based on years of service and fixed benefit amounts for each year of service. The defined benefit pension plans are funded in accordance with federal laws and regulations.

The Company has supplemental retirement agreements with certain present and past key officers, directors, and employees. The principal cost of such plans is being or has been accrued over the period of active employment to the full eligibility date. The supplemental retirement agreements are unfunded.

The Company also provides certain defined benefit post-retirement health and life insurance plans that cover qualifying retirees. Benefits and eligibility for various employee groups vary by location and union agreements. The defined benefit post-retirement plans are unfunded.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following schedules present changes in, and components of, the Company's net assets (liabilities) for retirement and other post-retirement benefits at December 31, 2002, and 2001:

(ALL DOLLAR AMOUNTS IN THOUSANDS)	Retirement Benefits 2002	Retirement Benefits 2001	Other Post-retirement Benefits 2002	Other Post-retirement Benefits 2001
Change in benefit obligation:				
Benefit obligation at beginning of year	$122,677	$107,861	$ 62,446	$ 57,248
Service cost	4,916	4,177	1,779	1,501
Interest cost	8,727	8,170	4,366	4,287
Amendments	2,541	3,905	—	—
Net actuarial loss	9,026	7,054	19,235	4,555
Participant contributions	—	—	1,412	1,330
Benefits paid	(6,876)	(8,490)	(6,740)	(6,475)
Benefit obligation at end of year	$141,011	$122,677	$ 82,498	$ 62,446
Change in plan assets:				
Fair value at beginning of year	$ 71,771	$ 75,826	$ —	$ —
Actual loss	(8,197)	(10,269)	—	—
Company contributions	9,657	13,318	5,328	5,145
Participant contributions	—	—	1,412	1,330
Benefits paid	(6,876)	(8,490)	(6,740)	(6,475)
Cash contribution subsequent to measurement date	10,982	1,386	—	—
Fair value at end of year	$ 77,337	$ 71,771	$ —	$ —
Net amount recognized:				
Funded status	$ (63,674)	$ (50,906)	$(82,498)	$(62,446)
Unrecognized prior service cost	15,518	14,925	(1,007)	(1,364)
Unrecognized transition asset	(239)	(404)	—	—
Unrecognized net actuarial loss	43,171	18,560	24,092	4,834
Accrued benefit cost	$ (5,224)	$ (17,825)	$(59,413)	$(58,976)
Amounts recognized in the Balance Sheet consist of:				
Accrued benefit liability	$ (59,538)	$ (47,375)	$(59,413)	$(58,976)
Intangible asset	15,400	14,521	—	—
Accumulated other comprehensive income	38,914	15,029	—	—
Net amount recognized	$ (5,224)	$ (17,825)	$(59,413)	$(58,976)
Weighted average assumptions at end of year:				
Discount rate	6.75%	7.25%	6.75%	7.25%
Expected return on plan assets	8.50%	9.0%	n/a	n/a
Rate of compensation increase	4.25%	5.0%	n/a	n/a

The Company selected September 30, 2002, and 2001, as the measurement dates for plan assets and obligations in 2002 and 2001, respectively.

In 2000, curtailment and settlement income of $2.7 million was attributable to the closure of the Sorg Paper Company and was recognized as a component of restructuring expense. The restructuring plan is discussed in Note 2 to the consolidated financial statements. The components of net periodic benefit costs recognized in the Consolidated Statements of Income were as follows:

	Pension Benefits			Other Benefits		
(ALL DOLLAR AMOUNTS IN THOUSANDS)	2002	2001	2000	2002	2001	2000
Components of net periodic benefit cost:						
Service cost	$ 4,916	$ 4,177	$ 4,376	$1,779	$1,501	$ 1,329
Interest cost	8,727	8,170	7,569	4,366	4,287	3,989
Expected return on plan assets	(7,453)	(6,469)	(5,488)	—	—	—
Amortization of:						
Prior service cost	1,864	1,670	1,535	(357)	(357)	(508)
Transition (asset)	(164)	(162)	(162)	—	—	—
Actuarial loss	64	(57)	46	(23)	(187)	(338)
Subtotal	7,954	7,329	7,876	5,765	5,244	4,472
Components charged to restructuring expense:						
Settlement and curtailment	—	—	346	—	—	(3,076)
Net periodic benefit cost	$ 7,954	$ 7,329	$ 8,222	$5,765	$5,244	$ 1,396

For purposes of determining the obligation for post-retirement medical benefits in 2002, the Company has assumed a health-care cost trend rate of 10%, declining to an ultimate rate of 5% by 2007, to measure the accumulated post-retirement benefit. For 2001, the assumed health-care cost trend rate used in measuring the accumulated post-retirement benefit was 9%, declining by 1% annually for four years to an ultimate rate of 5%.

Assumed health-care cost trend rates significantly affect reported amounts for retiree medical benefits. For 2002, the effect of a one-percentage-point change in the assumed health-care cost trend rate would have had the following effects:

	One percentage point	
(ALL DOLLAR AMOUNTS IN THOUSANDS)	Increase	Decrease
Effect on the post-retirement benefit obligation	$9,924	$(8,835)
Effect on the sum of the service cost and interest cost components	908	(789)

The Company also sponsors defined contribution pension plans, several of which provide for Company contributions based on a percentage of employee contributions. The cost of such plans totaled $2,605,000 in 2002, $2,219,000 in 2001, and $1,981,000 in 2000.

The Company has deferred-compensation agreements with certain present and past key officers, directors, and employees. The principal cost of such plans is being or has been accrued over the period of active employment to the full eligibility date. The annual cost of the deferred-compensation agreements is not significant.

NOTE 7
INCOME TAXES

Deferred tax assets and liabilities are determined based on the estimated future tax effects of temporary differences between the financial statement and tax bases of assets and liabilities, as measured by the current enacted tax rates. Deferred tax expense (benefit) is the result of changes in the deferred tax asset and liability.

The provision (benefit) for income taxes is comprised of the following:

(ALL DOLLAR AMOUNTS IN THOUSANDS)	2002	2001	2000
Current tax expense (benefit):			
Federal	$ (4,104)	$3,308	$ —
State	1,546	1,328	1,042
Total current	(2,558)	4,636	1,042
Deferred tax expense (benefit):			
Federal	15,718	1,342	827
State	390	(748)	(1,009)
Total deferred	16,108	594	(182)
Total provision for income taxes	$13,550	$5,230	$ 860

A reconciliation between taxes computed at the federal statutory rate and the Company's effective tax rate follows:

(ALL DOLLAR AMOUNTS IN THOUSANDS)	2002		2001		2000	
Federal statutory tax rate	$12,820	35.0%	$4,935	35.0%	$814	35.0%
State taxes (net of federal tax benefits)	1,528	4.2	295	2.0	46	1.9
Other	(798)	(2.2)	—	—	—	—
Effective tax	$13,550	37.0%	$5,230	37.0%	$860	36.9%

At the end of 2002, $103,557,851 of unused state operating loss and credit carryovers existed, which may be used to offset future state taxable income in various amounts through the year 2017. Because separate state tax returns are filed, the Company is not able to offset consolidated income with the subsidiaries losses. Under the provisions of SFAS No. 109, the benefits of state tax losses are recognized as a deferred tax asset, subject to appropriate valuation allowances.

The major temporary differences that give rise to the deferred tax assets and liabilities at December 31, 2002, and 2001, are as follows:

(ALL DOLLAR AMOUNTS IN THOUSANDS)	2002	2001
Deferred tax assets:		
Allowances on accounts receivable	$ 979	$ 2,741
Accrued compensated absences	4,092	3,975
Stock appreciation rights plans	113	1,022
Stock options	1,328	1,314
Pensions	11,756	8,923
Inventories	2,087	3,143
Post-retirement benefits	23,772	23,589
Restructuring reserve	5,202	5,209
Post-employment benefits	274	274
Other accrued liabilities	7,532	8,091
State net operating loss carry forward	6,651	6,151
Other	384	512
Gross deferred tax asset	64,170	64,944
Less valuation allowance	(3,259)	(3,713)
Net deferred tax assets	60,911	61,231
Deferred tax liabilities:		
Property, plant, and equipment	(148,017)	(143,283)
Other	(11,459)	(9,475)
Gross deferred tax liability	(159,476)	(152,758)
Net deferred tax liability	$ (98,565)	$ (91,527)

The total deferred tax assets (liabilities) as presented in the accompanying consolidated balance sheets are as follows:

(ALL DOLLAR AMOUNTS IN THOUSANDS)	2002	2001
Net deferred tax assets	$ 12,812	$ 14,111
Net long-term deferred tax liabilities	(111,377)	(105,638)
Net deferred tax liability	$ (98,565)	$ (91,527)

A valuation allowance has been recognized for a subsidiary's state loss carry forward and future deductible items, as cumulative losses create uncertainty about the realization of the tax benefits in future years.

NOTE 8

STOCK OPTIONS AND APPRECIATION RIGHTS

The Company maintains various employee stock-option plans. The plans specify purchase price, time, and method of exercise. Payment of the option price may be made in cash or by tendering an amount of common stock having a fair market value equal to the option price.

Options are granted for terms up to 20 years; the option price is equal to the fair market value of the Company's common stock at the date of grant for incentive and nonqualified options. All fixed-options must be held a minimum of six months before exercise, and performance-based options vest in relation to achieving operating profit levels.

On April 19, 2001, the Company's shareholders approved the 2000 Stock-Option Plan. As a result, 1,046,013 options issued prior to April 19, 2001, were approved. Of the total 1,046,013 shares, 783,513 shares related to grants of fixed options and 262,500 shares related to grants of performance-based options that subsequently lapsed. Upon shareholder approval, expense was recorded for these options to the extent that the fair market value of the Company's stock exceeded the price of the option on the date of shareholder approval. For the year ended December 31, 2001, the provision for stock options outstanding was $3,085,000.

In December 2001, the Company issued 315,000 performance-based options that vested in relation to achieving certain operating profit levels in 2002. As of December 31, 2002, 213,000 of these options have lapsed. No compensation expense had been recorded for these options in 2001. In 2002, $37,000 of expense was recognized pertaining to 102,000 options to the extent the fair market value of the Company's stock exceeded the grant price of the options as certain performance criteria were met. In December 2002, the Company issued 666,000 performance-based options that vest in relation to achieving certain operating profit levels in 2003 and 2004. No compensation expense was recorded for these options in 2002.

As of December 31, 2002, there are 1,555,066 stock options reserved for issuance in the Company's stock-option plans.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the activity relating to the Company's stock-option plans:

	2002 Shares	2002 Weighted Average Exercise Price	2001 Shares	2001 Weighted Average Exercise Price	2000 Shares	2000 Weighted Average Exercise Price
Options outstanding at beginning of year	**2,057,568**	**$13.84**	1,312,375	$14.19	1,322,375	$14.18
Granted	**705,000**	**11.39**	1,228,513	9.58	53,000	9.72
Terminated	**(267,000)**	**11.44**	(253,620)	16.00	(53,000)	17.16
Exercised	**(30,800)**	**10.55**	(229,700)	10.00	(10,000)	8.75
Options outstanding at end of year	**2,464,768**	**$11.79**	2,057,568	$13.84	1,312,375	$14.19
Options exercisable at end of year	**1,773,768**	**$11.95**	1,722,568	$13.86	1,312,375	$14.19

The weighted-average fair value of options granted in 2002 was $3.46.

Additional information regarding the fixed-option grants outstanding and exercisable at December 31, 2002, is as follows:

Range of Exercise Prices	Outstanding Options	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Exercisable Options	Weighted Average Exercise Price
$ 8.75 – $13.13	1,307,517	16.79	$10.00	1,282,517	$9.98
$15.88 – $21.61	491,251	14.18	$17.08	491,251	$17.08
	1,798,768			1,773,768	

The exercise price for the 666,000 performance-based options outstanding at December 31, 2002, is $11.39.

Pro forma net earnings and earnings per share had the Company elected to adopt the "fair-value-based method" of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," are as follows:

(ALL DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)	2002	2001	2000
Net earnings:			
As reported	$23,068	$8,913	$1,465
Add: Total stock-based employee compensation expense (credit) under APB No. 25, net of related tax effects	(110)	2,622	1
Deduct: Total stock-based employee compensation expense determined under fair-value-based method for all awards, net of related tax effects	(137)	(3,139)	(159)
Pro forma	$22,821	$8,396	$1,307
Earnings per share – basic:			
As reported	$ 0.45	$ 0.17	$ 0.03
Pro forma	$ 0.44	$ 0.16	$ 0.03
Earnings per share – diluted:			
As reported	$ 0.45	$ 0.17	$ 0.03
Pro forma	$ 0.44	$ 0.16	$ 0.03

The fair value of each option grant has been estimated on the grant date using the Black-Scholes option-pricing model based on the following weighted-average assumptions:

	2002	2001	2000
Risk-free interest rate	4.38%	5.84%	6.26%
Expected life in years	6	6	6
Price volatility	38.23%	36.41%	45.12%
Dividend yield	3.83%	3.58%	3.49%

Stock Appreciation Rights

The Company maintains various stock appreciation rights plans that entitle certain management employees to receive cash equal to the sum of the appreciation in the value of the stock and the hypothetical value of cash dividends which would have been paid on the stock covered by the grant assuming reinvestment in Company stock. The stock appreciation rights granted may be exercised in whole or in such installments and at such times as specified in the grant. In all instances, the rights lapse if not exercised within 20 years of the grant date. Additions or reductions to compensation expense are recorded in each period based upon the quoted market value of the shares and the exercise provisions.

The following table summarizes the activity relating to the Company's stock appreciation rights plans:

	2002	2001	2000
Rights outstanding at beginning of year (number of shares)	307,805	470,855	624,855
Granted	—	—	—
Terminated	—	(101,683)	—
Exercised	—	(61,367)	(154,000)
Rights outstanding and exercisable at end of year (number of shares)	307,805	307,805	470,855
Price range of rights exercised	n/a	$5.88–9.42	$6.49–9.70
Price range of outstanding and exercisable rights:			
$4.06 – $9.70	292,930	292,930	354,297
$15.88 – $17.16	14,875	14,875	116,558

At December 31, 2002, the weighted average remaining contractual life on outstanding stock appreciation rights with an exercise price of between $4.06 and $9.70 was 7.6 years, and with an exercise price of between $15.88 and $17.16 was 16.0 years.

Dividend Equivalents

The Company maintains a Dividend Equivalent Plan. Upon termination of employment, or at the time of exercise of options granted in tandem with the dividend equivalents, participants are entitled to receive the cash value of the grant. The cash value is determined by the sum of the value of cash dividends that would have been paid on the stock covered by the grant had it been actual stock and assuming all such hypothetical dividends had been reinvested in Company stock. Additions or reductions to compensation expense are recorded in each period based upon the quoted market value of the shares and the exercise provisions.

The following table summarizes the activity relating to the Company's dividend equivalent plan:

	2002	2001	2000
Equivalents outstanding at beginning of year (number of shares)	174,114	205,433	205,433
Exercised	—	(31,319)	—
Equivalents outstanding and exercisable at end of year (number of shares)	174,114	174,114	205,433

The provision (credit) for stock appreciation rights and dividend equivalents were as follows:

(ALL DOLLAR AMOUNTS IN THOUSANDS)	2002	2001	2000
Stock appreciation rights	($183)	$744	$19
Dividend equivalents	46	97	63
Total	($137)	$841	$82

NOTE 9
RESEARCH AND DEVELOPMENT EXPENSES

Expenditures for product development were $2,145,000 in 2002, $4,058,000 in 2001, and $3,968,000 in 2000. The Company expenses research and development costs as incurred.

NOTE 10
COMMITMENTS AND CONTINGENCIES

Litigation and Other Claims
The Company may be involved from time to time in various legal and administrative proceedings or be subject to various claims in the normal course of its business. Although the ultimate disposition of legal proceedings cannot be predicted with certainty, in the opinion of management, the ultimate disposition of any threatened or pending matters, either individually or on a combined basis, will not have a material adverse effect on the consolidated financial condition, liquidity, or results of operations of the Company.

Environmental Matters
The Company is subject to extensive regulation by various federal, state, provincial, and local agencies concerning compliance with environmental control statutes and regulations. These regulations impose limitations, including effluent and emission limitations, on the discharge of materials into the environment, as well as require the Company to obtain and operate in compliance with conditions of permits and other governmental authorizations. Future regulations could materially increase the Company's capital requirements and certain operating expenses in future years.

In 1986, the Wisconsin Department of Natural Resources (DNR) notified a subsidiary of the Company that it may be a potentially responsible party (PRP) for the Gorski landfill in Mosinee, Wisconsin, and nominated the landfill to the Environmental Protection Agency's (EPA) National Priorities List. The environmental contamination consists of elevated concentrations of chlorinated volatile organic compounds documented in three private water supply wells located in proximity to the designated landfill. While the Company believes it did not contribute to the identified contamination, the laws are designed to require any party that utilized the landfill to contribute toward the cleanup. The DNR has identified 10 PRPs. No action was taken by either the DNR or the EPA until June 2000, when the DNR requested certain parties who had disposed of waste at the site to form an ad hoc group to cooperatively investigate the environmental contamination at the site. In October 2001, the Company entered into an agreement with two other parties to form an ad hoc group to fund a study of the landfill and determine possible remediation strategies. The DNR evaluated the proposed study and recommended modifications to the proposed study in August 2002. The ad hoc group responded to the DNR recommendations in November 2002. The Company estimates that the costs of remediation of the entire site for all parties will be approximately $3 million, based on the remediation method the Company's consultants believe to be the most likely to be used. This estimate is preliminary. Actual costs of remediation of the site could be materially different, the investigative study has not been completed, and no timetable for the actual remediation work has yet been developed. The Company's share of the cost of such remediation cannot be determined with certainty at this time, but based on the estimated costs and the number and nature of the other potential responsible parties, the Company is of the opinion that such costs will not have a material adverse impact on the operations, financial condition, or liquidity of the Company.

It is the Company's policy to accrue remediation costs when it is probable that such costs will be incurred and when a range of loss can be reasonably estimated. Estimates of loss are developed based on currently available information including environmental studies performed by third-party experts and the Company's past experience with these matters. The Company's accrued environmental liabilities, including all remediation and landfill closure costs, totaled $5.6 million and $5.7 million at December 31, 2002, and 2001, respectively. The provision for environmental matters was $0.4 million, $1.8 million, and $0.6 million for the years ended December 31, 2002, 2001, and 2000, respectively. In 2001, the total environmental liabilities increased primarily due to a landfill site being identified for remediation. The Company periodically reviews the status of all significant existing or potential environmental issues and adjusts its accruals as necessary. The accruals do not reflect any possible future insurance recoveries. Estimates of costs for future remediation are necessarily imprecise due to, among other things, the identification of presently unknown remediation sites and the allocation of costs among potentially responsible parties. The Company believes that its share of the costs of cleanup for its current remediation site will not have a material adverse impact on its consolidated financial position. As is the case with most manufacturing and many other entities, there can be no assurance that the Company will not be named as a PRP at additional previously or currently owned sites in the future or that the costs associated with such additional sites would not be material.

The U.S. Environmental Protection Agency has published regulations, commonly referred to as the Cluster Rules, affecting pulp and paper industry discharges of wastewater and gaseous emissions. These rules require changes in the pulping and bleaching processes presently used in some U.S. pulp mills, including some of the Company's mills. Based on its evaluation of the rules, the Company spent approximately $1.9 million in 2001 to comply with the Cluster Rules. No additional capital spending is expected related to these regulations.

Other Commitments

As of December 31, 2002, the Company was committed to spend approximately $4.2 million on capital projects, which were in various stages of completion.

The Company's Groveton, New Hampshire, mill is committed to the transportation of a fixed volume of natural gas until November 2019 under a natural gas transportation agreement with the Portland Natural Gas Transmission System Company. The contract is only for the transportation of natural gas from the Company's natural gas suppliers to the Company's mill in New Hampshire. The Company is not required to buy or sell minimum gas volumes under the agreement. The Company is required to pay a minimum transportation fee of approximately $1.0 million annually per the agreement; however, the Company's natural gas requirements exceed the level required to be transported.

NOTE 11
PREFERRED SHARE PURCHASE RIGHTS PLAN

The Company maintains a rights plan under which one preferred share purchase right is issued for each outstanding share of common stock. Each right entitles its holder to purchase 1 one-thousandth of a share of Series A Junior Participating Preferred Stock, at an exercise price of $60 per 1 one-thousandth of a preferred share, subject to adjustment. The rights will become exercisable only if a person or group (with certain exceptions) acquires beneficial ownership of 15% or more of the outstanding common stock (an "Acquiring Person"). Once exercisable, each holder of a right, other than the Acquiring Person, will thereafter have the right to receive common stock having a market value of two times the exercise price of the right. Upon the occurrence of certain events, each holder of a right, other than an Acquiring Person, will have the right to receive (in lieu of preferred shares) common stock of the Company (or a successor company) that has a market value of two times the exercise price of the right. Until exercisable, the rights will not be issued or traded in separate form from the common stock. After any person or group becomes an Acquiring Person, and prior to the acquisition by the Acquiring Person of 50% or more of the common stock, the Company may exchange the rights, other than rights owned by the Acquiring Person, at an exchange ratio of one share per right (subject to adjustment). At any time prior to any person or group becoming an Acquiring Person, the Company may redeem the rights at a price of $0.01 per right. The rights will expire on October 31, 2008.

NOTE 12
FINANCIAL INSTRUMENTS

Financial instruments consisted of the following:

Cash and Cash Equivalents

The carrying amount approximates fair value due to the relatively short period to maturity for these instruments.

Accounts Receivable and Accounts Payable

The carrying amounts approximate fair value due to the relatively short-term nature of these instruments.

Long-Term Debt

The fair value of the Company's long-term debt is estimated based on current rates offered to the Company for debt of the same remaining maturities. At December 31, 2002, and 2001, the fair value of the long-term debt exceeded the carrying value by approximately $14.4 million and $0.7 million, respectively.

Interest Rate Agreement

Interest-rate swaps designated in fair value hedge relationships have been used by the Company in the past to mitigate the risk of reductions in the fair value of existing fixed-rate long-term notes due to decreases in LIBOR-based interest rates. Gains and losses on these instruments were reflected in interest expense in the period in which they occurred, and an offsetting gain or loss is also reflected in interest expense based on changes in the fair value of the debt instrument being hedged due to changes in LIBOR-based interest rates.

During 2001, the interest rate agreements were terminated. The amounts received from the swap counterparties at termination approximated the fair values of the swaps at the respective termination dates. Accordingly, the amount of the swap asset recorded has been eliminated from the balance sheet at the termination date. The premium recorded on debt during the period the swaps were outstanding will continue to be amortized using the effective interest rate method over the remaining term of the respective debt instruments. Debt premium amortization reduced interest expense by $726,000 and $367,000 for the years ended December 31, 2002, and 2001, respectively. The agreement decreased interest expense by $589,000 and $230,000 in 2001 and 2000, respectively.

NOTE 13
SEGMENT DATA

Factors Used to Identify Reportable Segments

The Company's operations are classified into three principal reportable segments: the Printing & Writing Group, the Specialty Paper Group, and the Towel & Tissue Group, each providing different products. Separate management of each segment is required because each business unit is subject to different marketing, production, and technology strategies.

Products From Which Revenue Is Derived

The Printing & Writing Group produces a broad line of premium printing and writing grades at manufacturing facilities in Brokaw, Wisconsin; and Groveton, New Hampshire. The Printing & Writing Group also includes two converting facilities that produce laminated roll wrap and related specialty finishing and packaging products, and a converting facility that converts printing and writing grades. The Specialty Paper Group produces specialty papers at its manufacturing facilities in Rhinelander, Wisconsin; Mosinee, Wisconsin; and Jay, Maine. The Towel & Tissue Group produces a complete line of towel and tissue products that are marketed along with soap and dispensing systems for the "away-from-home" market. The Towel & Tissue Group operates a paper mill in Middletown, Ohio, and a converting facility in Harrodsburg, Kentucky.

Measurement of Segment Profit and Assets

The Company evaluates performance and allocates resources based on operating profit or loss. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

Reconciliations

The following are reconciliations to corresponding totals in the accompanying consolidated financial statements:

(ALL DOLLAR AMOUNTS IN THOUSANDS)	2002	2001	2000
Net sales external customers:			
Printing & Writing	$391,240	$392,026	$395,992
Specialty Paper	348,990	354,181	408,979
Towel & Tissue	208,468	197,522	185,953
	$948,698	$943,729	$990,924
Net sales intersegment:			
Printing & Writing	$ 7,024	$ 8,687	$ 8,003
Specialty Paper	232	462	1,708
Towel & Tissue	—	—	21
	$ 7,256	$ 9,149	$ 9,732
Operating profit:			
Printing & Writing	$ 31,600	$ 25,750	$ 19,911
Specialty Paper	(1,811)	(9,417)	10,625
Specialty Paper – restructuring expense	—	—	(22,314)
Total Specialty Paper	(1,811)	(9,417)	(11,689)
Towel & Tissue	27,411	25,294	19,630
Total reportable segment operating profit:	57,200	41,627	27,852
Corporate and eliminations	(9,778)	(13,348)	(10,067)
Interest expense	(10,845)	(14,416)	(15,713)
Other income (expense)	41	280	253
Earnings before income taxes	$ 36,618	$ 14,143	$ 2,325
Segment assets:			
Printing & Writing	$284,652	$294,241	
Specialty Paper	347,380	368,595	
Towel & Tissue	170,854	177,708	
Corporate and unallocated	70,871	51,464	
	$873,757	$892,008	

Other Significant Items

(ALL DOLLAR AMOUNTS IN THOUSANDS)	Interest Income	Depreciation, Depletion, and Amortization	Expenditures for Long-Lived Assets
2002			
Printing & Writing	**$ —**	**$16,545**	**$ 8,751**
Specialty Paper	**—**	**25,084**	**3,551**
Towel & Tissue	**—**	**18,077**	**5,897**
Corporate and unallocated	**25**	**918**	**1,002**
	$ 25	**$60,624**	**$19,201**
2001			
Printing & Writing	$ —	$16,972	$ 9,308
Specialty Paper	15	25,277	8,615
Towel & Tissue	—	17,214	10,902
Corporate and unallocated	247	1,485	966
	$262	$60,948	$29,791
2000			
Printing & Writing	$ 15	$16,546	$18,273
Specialty Paper	3	24,037	59,937
Towel & Tissue	—	16,405	5,793
Corporate and unallocated	120	1,872	2,893
	$138	$58,860	$86,896

Company Geographic Data

The Company has no long-lived assets outside the United States. Net sales to customers within the United States and other countries are as follows:

(ALL DOLLAR AMOUNTS IN THOUSANDS)	2002	2001	2000
United States	$884,213	$884,088	$918,468
All foreign countries	64,485	59,641	72,456
	$948,698	$943,729	$990,924

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Quarterly Financial Data (Unaudited)

(ALL DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)	First Quarter*	Second Quarter	Third Quarter	Fourth Quarter**	Annual
2002					
Net sales	$225,928	$237,820	$251,149	$233,801	$948,698
Gross profit	25,328	28,471	28,146	30,439	112,384
Operating profit	8,256	11,768	14,680	12,718	47,422
Net earnings	3,428	5,696	7,577	6,367	23,068
Net earnings per share basic and diluted	$ 0.07	$ 0.11	$ 0.15	$ 0.12	$ 0.45
2001					
Net sales	$234,145	$240,637	$245,106	$223,841	$943,729
Gross profit	15,942	23,856	29,931	26,412	96,141
Operating profit (loss)	(1,730)	4,678	14,824	10,507	28,279
Net earnings (loss)	(3,768)	682	7,250	4,749	8,913
Net earnings (loss) per share basic and diluted	$ (0.07)	$ 0.01	$ 0.14	$ 0.09	$ 0.17
2000					
Net sales	$253,736	$254,980	$250,650	$231,558	$990,924
Gross profit	28,266	31,855	25,435	18,447	104,003
Operating profit (loss)	(15,953)	16,096	11,483	6,159	17,785
Net earnings (loss)	(12,921)	7,798	4,746	1,842	1,465
Net earnings (loss) per share basic and diluted	$ (0.25)	$ 0.15	$ 0.09	$ 0.04	$ 0.03

* *In 2000, includes an after-tax expense of $16.3 million ($25.0 million pretax) or $0.32 per share for restructuring expenses relating to the closure of the Sorg Paper Company.*

** *In 2000, includes an after-tax income of $2.3 million ($2.7 million pretax) or $0.04 per share for a change in restructuring expense estimate relating to the closure of the Sorg Paper Company.*

Market Prices For Common Shares (Unaudited)

	2002			2001			2000		
Quarter	Price High	Price Low	Cash Dividends Paid Per Share	Price High	Price Low	Cash Dividends Paid Per Share	Price High	Price Low	Cash Dividends Paid Per Share
1st	$12.97	$10.50	$0.085	$13.00	$ 9.94	$0.085	$14.63	$9.50	$0.080
2nd	14.00	11.20	0.085	14.00	11.52	0.085	13.25	8.50	0.085
3rd	12.09	9.00	0.085	13.58	7.85	0.085	10.19	7.75	0.085
4th	11.81	8.14	0.085	12.16	9.65	0.085	12.13	7.56	0.085

All prices represent the high and the low sales prices for the common stock as reported on the New York Stock Exchange.

OPERATING DIVISIONS

	Product	Practical Capacity (tons)	Number of Employees
PRINTING & WRITING GROUP			
Administration			
One Clark's Island			
Wausau, WI 54403			
715/675-3361			
Fax: 715/675-8355			
Paper Manufacturing & Converting Facilities			
Wausau Papers – Brokaw Mill	Paper	177,000	666
One Quality Way	Pulp	99,000	
Brokaw, WI 54417			
715/675-3361			
Fax: 715/675-5181			
Wausau Papers – Groveton Mill	Paper	115,000	365
Three Mechanic Street			
Groveton, NH 03582			
603/636-1154			
Fax: 603/636-6506			
Wausau Papers – Appleton Plant	Converting	35,000	50
1117 W. Washington Street			
Appleton, WI 54914			
920/739-9491			
Fax: 920/996-1500			
Laminated & Coated Products			
Mosinee Converted Products	Laminated/ Coated Papers	150,000	55
832 W. James Street			
Columbus, WI 53925			
920/623-3435			
Fax: 920/623-1866			
Mosinee Converted Products			25
3915 Beasley Road			
Jackson, MS 39213			
601/366-3539			
Fax: 601/366-4009			

	Product	Practical Capacity (tons)	Number of Employees
SPECIALTY PAPER GROUP			
Administration			
P.O. Box 900			
Mosinee, WI 54455			
715/693-2111			
Fax: 715/693-4723			
Paper Manufacturing Facilities			
Rhinelander Mill	Paper	148,000	600
515 West Davenport Street			
Rhinelander, WI 54501			
715/369-4100			
Fax: 715/369-4141			
Otis Mill	Paper	73,000	267
1 Mill Street			
Jay, ME 04239			
207/897-7200			
Fax: 207/897-7207			
Mosinee Mill	Paper	119,000	466
100 Main Street	Pulp	96,000	
Mosinee, WI 54455			
715/693-2111			
Fax: 715/693-4723			
TOWEL & TISSUE GROUP			
Headquarters, Converting & Distribution Facility			
Bay West Paper Corporation	Converted Towel & Tissue	190,000	478
1150 Industry Road			
Harrodsburg, KY 40330			
859/734-0538			
Fax: 859/734-8219			
Towel & Tissue Mill			
Bay West Paper Corporation	Towel & Tissue	110,000	186
700 Columbia Avenue			
Middletown, OH 45042	Deink Pulp	110,000	
513/424-2999			
Fax: 513/420-8570			

BOARD OF DIRECTORS

San W. Orr, Jr.
San W. Orr, Jr. is Chairman of the Board of the Company. He is also Advisor, Estate of A.P. Woodson and family. He has also served as interim Chief Executive Officer of the Company and was Chairman of the Board (1987–1997) and a Director (1972–1997) of Mosinee Paper Corporation. He has been a Director since 1970. He is currently a Director of Marshall & Ilsley Corporation.

Richard L. Radt
Richard L. Radt is Vice Chairman of the Board of the Company. Previously he was President and Chief Executive Officer and a Director (1977–1987). He was formerly Vice Chairman (1993–1997), Chairman (1987–1988), and President and Chief Executive Officer (1988–1993) of Mosinee Paper Corporation.

Thomas J. Howatt
Thomas J. Howatt is President and Chief Executive Officer of the Company. Previously he was Senior Vice President Printing & Writing Group (1997–2000), Vice President and General Manager Printing & Writing Division (1994–1997), Vice President and General Manager Wausau Papers of New Hampshire (1993–1994), Vice President Operations Brokaw Division (1990–1993) and Vice President Administration Brokaw Division (1987–1990).

Walter Alexander
Walter Alexander is President of Alexander Lumber Co. He is also a Director of Old Second Bancorp, Inc. and was a Director of Mosinee Paper Corporation (1987-1997).

Harry R. Baker
Harry R. Baker is the former President and Chief Executive Officer (1989–1998) of Marathon Electric Manufacturing Corporation. He has been a Director of the Company since 1992 and was also a Director of Mosinee Paper Corporation (1995–1997).

Gary W. Freels
Gary W. Freels is President, Alexander Properties, Inc. (investment management). He is a former President (1992–1995) and Executive Vice President (1989–1992) of M&I First American Bank. He has been a Director of the Company since 1996.

Dennis J. Kuester
Dennis J. Kuester is President and CEO of Marshall & Ilsley Corporation. He is also Director of Modine Manufacturing Company. He became a Director of the Company in 2001.

David B. Smith, Jr.
David B. Smith is currently a consultant. He is a former Vice President, Labor Relations with Weyerhaeuser Company. He has been a Director of the Company since 1972.

DIRECTORS EMERITUS

John E. Forester
John E. Forester became a Director Emeritus in 1991. He was a Director (1962–1991) and Chairman of the Board (1970–1983). He was also a Director Emeritus of Mosinee Paper Corporation (1983–1997), a Director of Mosinee Paper Corporation (1958–1983), and Chairman of the Board of Mosinee Paper Corporation (1968–1973).

Stanley F. Staples, Jr.
Stanley F. Staples, Jr. became a Director Emeritus in 1996. He was a Director (1968–1996). He has also been Director Emeritus of Mosinee Paper Corporation (1995–1997) and a Director of Mosinee Paper Corporation (1968–1995). He is currently Chairman of the Board of Alexander Properties, Inc.

Richard G. Jacobus
Richard G. Jacobus became a Director Emeritus in 2001. He is Chairman of Jacobus Wealth Management, Inc. (multiple client family office). He is a former President and Chief Executive Officer of Johnson International, Inc. He was a Director of Mosinee Paper Corporation (1985–1997).

WAUSAU·MOSINEE PAPER CORPORATION AND SUBSIDIARIES

OFFICERS AND CORPORATE/GROUP MANAGEMENT

CORPORATE OFFICERS

San W. Orr, Jr.
Chairman of the Board

Richard L. Radt
Vice Chairman of the Board

Thomas J. Howatt
President and Chief Executive Officer

Stuart R. Carlson
Executive Vice President,
Administration

John J. Schievelbein
Senior Vice President,
Printing & Writing Group

Albert K. Davis
Senior Vice President,
Specialty Paper Group

David L. Canavera
Senior Vice President,
Towel & Tissue Group

Scott P. Doescher
Senior Vice President, Finance,
Secretary and Treasurer

Dennis M. Urbanek
Senior Vice President, Engineering
and Environmental Services

Sherri L. Craker
Assistant Secretary

CORPORATE

Roger A. Peterson
Vice President,
Corporate Purchasing

Raymond A. Lighthart
Vice President,
Corporate Information Technology

PRINTING & WRITING GROUP

John J. Schievelbein
Senior Vice President,
Printing & Writing Group

Charles M. Peth
Vice President Sales and Marketing,
Printing & Writing Group

Thomas W. Craven
Vice President Operations, Brokaw

David M. Atkinson
Vice President Operations, Groveton

Norman O. Hansen III
Vice President and General Manager,
Mosinee Converted Products

Randall L. Blank
Vice President Finance,
Printing & Writing Group

Curtis R. Schmidt
Vice President Human Resources,
Printing & Writing Group

SPECIALTY PAPER GROUP

Albert K. Davis
Senior Vice President,
Specialty Paper Group

James H. Riehl, Jr.
Vice President Sales and Marketing,
Rhinelander and Otis

Douglas M. Aziz
Vice President Sales and Marketing,
Mosinee

Patrick J. Medvecz
Vice President Operations,
Rhinelander

Jeffrey A. Verdoorn
Vice President Operations, Mosinee

Ronald A. Holmes
Vice President Operations, Otis

Thomas A. Vergeront
Vice President and General Manager,
Lake States Division

John E. Katchko
Vice President Technical,
Specialty Paper Group

Matthew L. Urmanski
Vice President Finance,
Specialty Paper Group

Michael J. Behrens
Vice President Human Resources,
Speciality Paper Group

TOWEL & TISSUE GROUP

David L. Canavera
Senior Vice President,
Towel & Tissue Group

Michael R. Wildenberg
Vice President Sales and Marketing,
Bay West

Andrew J. Frauenhoffer
Vice President Operations,
Bay West (Kentucky)

Richard W. Early
Vice President Operations,
Bay West (Ohio)

Clark L. Carter
Vice President Finance, Bay West

GENERAL INFORMATION

CORPORATE OFFICE

1244 Kronenwetter Drive
Mosinee, Wisconsin 54455
Tel: 715/693-4470
Fax: 715/692-2082
www.wausaumosinee.com

FORM 10-K

A copy of Wausau-Mosinee's Annual Report to the Securities and Exchange Commission (Form 10-K) may be obtained, without charge, by visiting our Web site, www.wausaumosinee.com, or by sending a written request to:
Scott P. Doescher, Sr. Vice President – Finance
Wausau-Mosinee Paper Corporation
Corporate Headquarters
1244 Kronenwetter Drive
Mosinee, Wisconsin 54455

STOCK TRANSFER AGENT

Continental Stock Transfer & Trust Company
17 Battery Place
New York, NY 10004
Toll-Free: 800/509-5586

STOCK EXCHANGE

Wausau-Mosinee Paper Corporation common stock is listed on the New York Stock Exchange under the symbol "WMO."

WMO
LISTED
NYSE

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

Wausau-Mosinee Paper Corporation offers a Dividend Reinvestment and Stock Purchase Plan to its shareholders. The Plan is designed to make it convenient for shareholders to purchase additional shares of Wausau-Mosinee Paper Corporation's stock with cash dividends or with additional voluntary cash investments. Beneficial shareholders (shares held by brokers in the name of the investment firm) should contact their broker in order to participate in the Dividend Reinvestment and Stock Purchase Plan. Registered shareholders (shares held in shareholders' names) should direct inquiries and communications regarding the Plan to:

Continental Stock Transfer & Trust Company
17 Battery Place
New York, NY 10004
Toll-Free: 800/509-5586

INDEPENDENT ACCOUNTANTS

Deloitte & Touche LLP
411 East Wisconsin Avenue
Milwaukee, Wisconsin 53202

PRODUCTION NOTES

This report is printed on Wausau® Astropaque™ and Wausau® Royal Linen®

The cover is printed on Wausau Astropaque White 100 lb. cover. The narrative section is printed on Wausau Astropaque White 100 lb. text. Financial information is printed on Wausau Royal Linen Ice Blue 70 lb. text.

The entire report can be recycled in collection programs that accept mixed paper. Please check with your local recycling service provider if you are uncertain about what papers may be included. Thank you for recycling.

wausau-mosinee
paper corporation

1244 KRONENWETTER DRIVE
MOSINEE, WISCONSIN 54455-9099
715.693.4470 FAX 715.692.2082
WWW.WAUSAUMOSINEE.COM